

transparency • consistency • collaboration • communication

2024

commitment

ANNUAL REPORT

jack henry™



Our people-oriented culture, commitment to service excellence, focus on One Jack Henry, and dedication to delivering innovative technology have guided us through another successful year. We remain committed to supporting Jack Henry's associates, clients, and shareholders in the future as we have in the past.

Greg Adelson | President and Chief Executive Officer



communication • transparency • consistency • collaboration

2024

contents

financial highlights

(In millions except per share data)

revenue



2024	**$2,216**
2023	$2,078
2022	$1,943

$1,800 $2,000 $2,200 $2,400

net income



2024	**$382**
2023	$367
2022	$363

$0 $100 $200 $300 $400 $500

diluted earnings
per share



2024	**$5.23**
2023	$5.02
2022	$4.94

$0 $1 $2 $3 $4 $5 $6

return on shareholders' equity



2024	**22.1%**
2023	24.5%
2022	26.9%

0 5% 10% 15% 20% 25% 30% 35%

return on invested capital*



2024	**19.7%**
2023	21.7%
2022	24.9%

0 5% 10% 15% 20% 25% 30% 35%

EBITDA*
(earnings before interest, taxes, depreciation, and amortization)



2024	**$689**
2023	$671
2022	$652

$100 $200 $300 $400 $500 $600 $700 $800

shareholders' letter

Fellow Shareholders,

Jack Henry's focus on fostering a people-oriented culture and delivering innovative technology backed by exceptional service contributed to another year of strong financial performance in fiscal year 2024.

I want to start by thanking our more than 7,000 associates for their dedication, hard work, and unwavering commitment to excellence. Throughout our 48-year history, we've believed that providing a culture of opportunity for our associates, along with innovative technology and outstanding service for our clients, will generate attractive and consistent returns for our shareholders.

We were pleased to once again receive high marks from our associates in fiscal year 2024. Our overall associate engagement score is 79%, 85% of associates affirmed that Jack Henry consistently treats them well, and 77% expressed trust in our company. Additionally, we were honored to receive multiple prestigious workplace awards that exemplify our associate-oriented mindset.

Client-Centric Approach

We take great pride in servicing our approximately 7,500 clients. This year, our client satisfaction scores averaged a 4.60 out of 5 for overall satisfaction and a 4.74 out of 5 for satisfaction with a customer service representative. As a well-rounded financial technology company, we place our clients at the center of our technology modernization to help them best serve their accountholders. Our focus on innovative technology was evident throughout the year. We continued to outpace our competitors in new core wins, as well as delivering new features and solutions that enable our clients to compete in the markets they serve.

Building on the success of our Banno™ retail banking digital platform, we introduced Banno Business™, a cloud-native solution tailored for small and medium-sized businesses (SMBs). The overall Banno platform continues to grow with over 12.2 million registered users at the end of fiscal year 2024 – a 23% increase from the previous year.

We also launched Jack Henry Financial Crimes Defender™, our cloud-native fraud detection platform that leverages advanced Artificial Intelligence (AI) and behavioral analytics. Recognized as the *Best Fraud Prevention Platform* by FinTech Breakthrough, Financial Crimes Defender identifies potential fraud in real-time, protecting both our clients and their accountholders.



Average Client Satisfaction Scores (1 – 5 scale)

👍 *4.60*
Overall satisfaction

🎧 *4.74*
Satisfaction with a customer service representative

These solutions are part of our overall technology modernization strategy, a multi-year effort focused on delivering cloud-native solutions that help banks and credit unions innovate faster, differentiate strategically, and meet the evolving needs of their accountholders. Collaborating with Google®, we are embedding these services within the cloud-native Jack Henry Platform™. This single, application programming interface (API)-first platform will provide our clients with all the advantages that the cloud offers, including extremely high system availability, real-time processing, streamlined operations, rapid update deployment, modern security standards, and extensive scalability.



jack henry™ **Platform**

A single, API-first platform that will provide our clients with all the advantages the cloud offers.

A key component of our technology modernization strategy is the use of AI to enhance certain client solutions and optimize internal processes and work streams. We are following a responsibly bold and balanced approach, ensuring that AI benefits our associates and clients, as well as aligns with our commitment to ethical standards, data privacy, protection, and security.

One Jack Henry

Another key priority we are committed to is One Jack Henry. Through transparency, consistency, collaboration, and effective communication, we strive to optimize our associate and client experience, making it easy to do business with us.

We've made significant progress over the past several years as we adopt a One Jack Henry mindset in everything we do. Examples include introducing a shared mission and purpose, consolidating our brands under a single Jack Henry logo, and streamlining

incident management, pricing, and client education and communications.

We also provide consistent roadmaps to enable our clients to plan effectively while continuing to enhance the client experience through more efficient processes, improved online tools, and additional resources.

Attractive Shareholder Returns

Our proven, sustainable business model, broad array of solutions, and excellent service have enabled us to deliver durable, consistent growth with reliable, attractive results for our shareholders. In fiscal year 2024, we grew total revenue by 6.6% and 7.4% on a non-GAAP basis.

We continued to see healthy demand across our products, with our Sales teams setting quarterly records for sales bookings in the second, third, and fourth quarters. Our sales bookings in both the fourth quarter and fiscal year 2024 were new all-time highs. Even with this strong success, we maintained our sales pipeline at or near record levels throughout the year. Conversations with clients, as well as internal and external research, indicate that the technology spending environment will remain strong.

We've increased our dividend for 20 consecutive calendar years, and we paid nearly $156 million in dividends in fiscal year 2024. We also repurchased $28 million of Jack Henry stock during this fiscal year.

We've increased dividends for **20** *consecutive calendar years.*

Our commitment to shareholders extends well beyond financial metrics. We actively engage with our communities and uphold responsible business practices. We believe that effective corporate sustainability practices are the right thing to do, support the long-term viability of our business model, and create enduring value for all of our stakeholders.

Corporate Leadership

This past year marked a planned change in our corporate leadership. In January 2024, we announced David Foss's decision to retire as Chief Executive Officer (CEO) on June 30, 2024, and become Executive Board Chair. Greg Adelson served as President and Chief Operating Officer for the past few years and succeeded David as President and CEO on July 1, 2024. David joined Jack Henry in 1999 and served as an exceptional CEO for the past eight years. Under his guidance, we achieved remarkable growth – both organically and through strategic acquisitions. His leadership was instrumental in key initiatives, including our card platform migration, complementary solutions strategy, rebranding, and development of our technology modernization strategy. David's leadership and accomplishments, along with his mentorship to many within the company, will leave a lasting legacy.



Foss retired from his CEO role on June 30, 2024, and currently serves as Executive Board Chair.

We also welcomed Tammy LoCascio and Lisa Nelson to our Board of Directors in July 2024. Tammy is Senior Executive Vice President and Chief Operating Officer of First Horizon Corporation, and Lisa is President, International at Equifax, Inc. Each brings extensive leadership, banking, and technology experience.

Honoring Laura Kelly

We remember former Jack Henry Board Member Laura Kelly, who unexpectedly passed away in March 2024. Laura served on our Board for over a decade, leaving an indelible mark. She was not only a cherished colleague but also a friend to all who had the privilege of working with her.

In memory of Laura, we endowed a scholarship fund at Samford University's Brock School of Business, where Laura served on the Advisory Board for nine years. The fund will recognize and support female students enrolled in the Brock School of Business.

Our Path Forward

As we reflect on our achievements and honor the legacy of our leaders, we are also focused on the future. At Jack Henry, we remain committed to innovation, excellence, and the well-being of our stakeholders.

We are fortunate to have many outstanding leaders and associates who will continue to execute our company's strategy, drive growth, develop and deliver leading technology, and provide superior service.

We extend deep appreciation to our dedicated associates, whose passion, unwavering commitment, and genuine care make Jack Henry a special place to work. Your support ensures that we continue to serve our clients with excellence.

To our valued clients, we express our appreciation for entrusting us with the opportunity to provide technology and services that enable you to meet the needs of your accountholders.

To our shareholders, thank you for your confidence in our company. We remain steadfast in our commitment to ongoing value creation, responsible business practices, and community-focused initiatives.

Thank you for being part of our journey and for sharing in our commitment.



Greg Adelson
President and Chief Executive Officer



Mimi Carsley
Chief Financial Officer and Treasurer

commitment

Building success through our continued commitment to our associates, clients, shareholders, and communities.

From the beginning, Jack Henry has always been dedicated to our associates, clients, shareholders, and communities – an enduring commitment we take great pride in. We have created, and continue to cultivate, a culture at Jack Henry that supports this commitment.

Commitment to Associates

Jack Henry maintains a people-oriented approach to support associates' career growth and learning, foster our culture of care, and encourage ongoing feedback and improvement. Our commitment to associates is reflected in consistently high scores from our annual employee engagement surveys conducted daily throughout the year on our associates' work anniversaries. These surveys allow us to keep a pulse on feedback trends during the year, rather than just a snapshot at one time. For fiscal year 2024, 63% of associates participated in the engagement surveys, compared to the 50% target.





Associate Engagement Survey Results

87%
Believe in Jack Henry's **values**

77%
Have a sense of **belonging** at Jack Henry

77%
Trust Jack Henry

83%
Feel Jack Henry demonstrates **integrity**

79%
Feel Jack Henry's **purpose** is aligned to the business strategy

We are guided by our mission to strengthen the connections between people and their financial institutions through technology and services that reduce the barriers to financial health. To deliver on this mission, we are committed to operating as One Jack Henry through our four tenets: *transparency, consistency, collaboration,* and *communication*. In fiscal year 2024, we delivered on our commitments, executed on our strategy, and continued to build for the future.

And while our associates continue to rate us positively, we also consistently receive third-party validation of our efforts by ranking on top best workplaces lists both nationally and regionally. Jack Henry ranked 11th on *Newsweek's Top 100 Most Loved Workplaces in America®* list and received the highest possible score (five stars) in *Newsweek's America's Greatest Workplaces 2024* ranking. Additionally, Jack Henry made *Computerworld's Best Places to Work in IT* list for the 12th consecutive year and was included in *U.S. News and World Report's Best Companies to Work For* and *TIME's America's Best Mid-Size Companies* lists. Furthermore, we were named as a top workplace in Atlanta, Charlotte, Dallas, Springfield, and Kentucky.

Associate Development Opportunities

Providing opportunities for our associates to learn, grow, and better themselves, we held our fourth annual self-development event, JackTracks, in fiscal year 2024. Throughout April, members of our organization, ranging from our Corporate Leadership Team to individual contributors, hosted courses on more than 40 topics. These sessions aimed to enhance understanding of key corporate initiatives, develop skills, and deepen associates' Jack Henry acumen. More than 2,500 associates participated – a 10% increase over fiscal year 2023.

Furthering our focus on development, we replaced our internal development course portal with a new platform in December 2023. The Associate Learning Portal offers modern, robust capabilities to better support our associates in acquiring skills and growing their careers at Jack Henry. This platform provides course recommendations, personal learning analytics, and new learning channels to enhance the user experience.



jacktracks

⬆ **10%** *increase* Participation in JackTracks, our annual **self-development** event, **increased 10%** over fiscal year 2023.

  

 

Workplace Evolution and Cultivating Intentional Connection

One of the reasons Jack Henry has continued to retain and attract top talent is our commitment to providing flexibility. Recognizing that different individuals thrive in different work environments, we understand the importance of accommodating diverse preferences. However, we also recognize the value of a shared work environment for fostering connections and collaboration. With this in mind, we launched our Workplace Evolution Program in fiscal year 2024.

Our short-term objectives for the Workplace Evolution Program focus on building intentional connection with our associates, optimizing costs, supporting our commitment to a low-carbon future, and, based on feedback from associates, developing modern collaboration spaces that support large groups and innovation.

The Workplace Evolution team developed a roadmap outlining strategies for managing underutilized spaces, including options such as consolidation, closure, or redesign. As a result, we exited leased spaces in certain locations and invested in the design of new vibrant and collaborative spaces elsewhere.



Grand Opening of Allen, Texas Connection Hub

As part of this strategy, Jack Henry established "connection hubs" in areas where we have the most associates and see opportunities for future workforce growth. These hubs support our intentional connection efforts, designed as destinations that foster an environment of collaboration, creativity, and innovation.

In fiscal year 2024, we organized watch parties for our bi-annual Associate Town Hall events, celebrated achievements, and brought back our CEO Roadshow where then CEO David Foss visited seven locations in four days, engaging with associates and answering any questions they had about the business.

In the Community

Furthering our commitment to the communities where we live and work – and in response to input from associates – we introduced a community volunteer hours benefit beginning in fiscal year 2025 to enable associates to give back and help those in need in their local communities. All regular, full-time exempt and non-exempt associates with more than one year of service are eligible for up to eight volunteer hours per fiscal year. Associates can use these hours to donate their time at a homeless shelter, volunteer at a school

event, offer skill-based volunteering at a not-for-profit, or participate in other volunteer opportunities of their choosing. Beyond benefiting the community, volunteering can enhance emotional and physical well-being – and donating time and talent presents opportunities to further develop professional skills.

Belonging at Jack Henry

At Jack Henry, we are committed to ensuring that everyone feels a sense of belonging. In fiscal year 2024, we concentrated our efforts on three key areas to foster this sense of inclusion:

- **Workforce:** Build a workforce reflective of the communities we serve.
- **Workplace:** Foster an inclusive environment where everyone belongs and can achieve.
- **Marketplace:** Strive for excellence in how we support our clients and communities.

In December 2023, we were proud to receive the 2023 Leader in Disability Inclusion Seal from the Center for Disability Inclusion (CDI). Companies presented with this award participated in CDI's yearlong disability inclusion process, which provided a strategic roadmap for advancing their disability inclusion efforts.

Also in December, Jack Henry was recognized on *Newsweek's America's Greatest Workplaces for Diversity in 2024* list, receiving the highest possible ranking. This recognition was based on a comprehensive evaluation of publicly available data, interviews with human resources professionals, and an anonymous online survey of more than 220,000 individuals. In June 2024, Best Practice Institute named Jack Henry as one of the *Most Loved Workplaces® for LGBTQ+ Employees*. This prestigious list recognizes exceptional organizations globally that champion LGBTQ+ inclusion.

Additionally, our January 2024 Associate Town Hall featured a panel discussion led by Jack Henry's Head of Diversity and Belonging, with representatives from our six internal Business Innovation Groups (BIGs). Panelists highlighted the impacts each of the affinity groups has on our organization and associates, shared personal stories on the importance of their respective groups, and provided ways for more associates to get involved. Following the discussion, participation in the BIGs increased by 76%.

Jack Henry BIGs Highlights

Jack Henry's BIGs – associate-led, company-sponsored groups – foster a sense of community and belonging in the workplace as well as an opportunity for associates to share their diverse perspectives to create value for Jack Henry and our clients.

 PRISM (LGBTQIA+)

- Hosted a booth that attracted more than 60 attendees at the annual Pridefest in Springfield, Missouri.
- Led the charge for WalkMe integration into BIGs' SharePoint pages, enhancing the visibility and accessibility of the pages.

 jhAVID (Visible and Invisible Disabilities)

- During its inaugural month, members contributed more than $11,000, plus a company match, for the Special Olympics Foundation, resulting in a $22,050 donation.
- Membership grew from approximately 100 members at the launch of jhAVID in July 2023 to approximately 250 members by the end of fiscal year 2024.

 Women at Jack Henry (Gender)

- Partnered with the Human Resources Business Partner team to deliver an ongoing professional development series on career planning, self-assessments, and personal development tools. These sessions averaged 100 attendees, demonstrating the importance of taking ownership of career advancement at Jack Henry.
- Hosted, in collaboration with our Veterans BIG, an interactive storytelling session for 130 attendees on building supportive communities for women and families connected to military service, common challenges, and how to show meaningful support.

 Veterans (Active and Retired Military)

- Championed the creation of membership profile banners and email signatures to raise awareness of our BIGs.
- Decorated the graves of fallen soldiers at Springfield National Cemetery in Missouri with approximately 6,000 wreaths as part of the annual Wreaths for Warriors event. The Veterans BIG and jhCAREs (a Springfield campus charitable action group), in partnership with Missouri 4-H Foundation, raised the funds to purchase the wreaths.

 Mosaic of People (People of Color)

- Celebrated Black History Month through two events with approximately 100 associates and five associate spotlights. Winners of Mosaic's Black Jeopardy event were eligible to receive gift cards from an associate-recommended list of Black-owned businesses in Jack Henry's connection hubs.
- Hosted *Unleashing the Power of Inclusive Followership* with Dr. Frank Gonzalez attended by approximately 70 associates. *Inclusive Followership* refers to the practice of actively engaging and supporting diverse perspectives, backgrounds, and experiences within a team or organization, regardless of hierarchical positions.

 Go Green (Environment)

- Launched *The Green(er) at Work* campaign to encourage associates to adjust behaviors at work to reduce Jack Henry's impact on the environment.
- Held the *Earth Month Extravaganza*, an event throughout April 2024 that included educational sessions, breakout forums to encourage engagement, a collaboration with the National Forest Foundation, and a JackTracks panel.

Associate Benefits

We offer competitive total rewards and benefits to our associates that include a choice of medical, dental, and vision plans; fitness and health management programs; a 401(k) plan with a 5% dollar-for-dollar match; an employee bonus plan; an employee stock purchase plan; tuition assistance; and more.

In May 2024, we announced a wellness incentive for our associates: four hours of paid time off for self-care in honor of Mental Health Awareness Month. Associates could use these hours between July 1 and August 31, 2024. Additionally, we made a number of resources available to help balance and manage mental health.

Commitment to Clients

Our community and regional financial institution clients play a vital role in the communities they serve. They provide services and help support the financial needs of consumers and small businesses in cities across the United States, helping improve financial health, promote growth, and fuel local economies.

We provide technology solutions and services to approximately 7,500 clients – a substantial share of banks and credit unions in the U.S. We continue to grow our market share for core banking technology, which is about 25% for banks with $1 – $10 billion in assets and 46% for credit unions with $500 million – $10 billion in assets. Additionally, we provide non-core complementary solutions such as payments, digital banking, lending, and fraud detection. In total, we offer more than 300 solutions across nine key capability types.

The technology spending environment remains robust, with 80% of clients surveyed in our Strategy Benchmark in early calendar year 2024 expressing plans to increase technology spending over the next two years. Key areas of focus for these investments include fraud detection and mitigation, digital banking, and data analytics.



"We've always felt that part of what you pay us for is ... developing things that will be needed in the future."

Jack Henry
Co-Founder

Technology Modernization Strategy

We're seeing strong interest in our technology modernization strategy, especially from larger prospects and clients. This multi-year strategy is focused on building traditional core and non-core capabilities on the public cloud. We made significant progress on executing this strategy in fiscal year 2024.

A critical component of this strategy is integrating our services through the cloud-native, API-first Jack Henry Platform™. This will offer our clients a single platform to access our services with all the advantages of the cloud, including extremely high system availability, real-time processing, streamlined operation, rapid updates, modern security standards, and scalability.

In collaboration with Google, we continued to make progress on building key components of the Jack Henry Platform.

- Our Domestic Wires solution is now generally available to clients, and we are in beta testing with International Wires.

- We are in beta with Data Broker, which provides access to a client's data from select Jack Henry systems, including core, in a single repository with innovative AI capabilities.

- To complement Data Broker, we are developing Jack Henry Insights™ with near real-time data access to help financial institutions make informed, dynamic decisions throughout the day based on metrics they customize.

- A General Ledger component, which is currently being built, will support the common and base functions of a financial institution's back office and enable deeper insights on transactions and advanced fraud detection. This is planned for beta testing by the end of calendar year 2024.

- Our cloud-native, online deposit and loan account opening solution is planned for beta testing in early calendar year 2025. This integrated solution will provide a seamless digital account opening experience for our clients that enables them to streamline processes, automate workflows, and better serve both retail and commercial lending clients.

The Jack Henry Platform will enable easy access to our cloud-native solutions. In October 2023, we launched Jack Henry Financial Crimes Defender, a modern, AI-enabled fraud detection platform. This solution helps financial institutions make faster and more informed risk decisions, minimize false positives, improve operational efficiency, and ensure more effective fraud monitoring and reporting for Bank Secrecy Act compliance. Additionally, we offer our Financial Crimes Defender fraud module for the Zelle®, Real-Time Payments Network (RTP), and FedNow® payments networks. It uses AI and machine learning to detect and prevent fraud before it happens.

In January 2024, we introduced Banno Business™, the latest module of our highly successful Banno Digital Platform™. Banno Business enables community and regional financial institutions to offer modern banking experiences for SMBs. Banno Business helps financial institutions serve SMBs by packaging solutions (including cash management, payments, and commercial lending) with embedded payment capabilities, cash flow tools, reporting, and other advanced features. Businesses can also link external accounts to their financial institution through integration with Finicity from Mastercard, gaining a complete view of their finances in one place.

Our Banno Digital Platform continued its impressive growth, ending fiscal year 2024 with more than 12.2 million registered users. We continue to add approximately 200,000 users per month. Banno offers our clients many unique features, including Jack Henry Conversations™, which enables consumers and businesses to engage and interact with their banks and credit unions online using an authenticated, seamless tool. We have added AI to Jack Henry Conversations – responses are consistent with the financial institution's branding and voice – and are currently testing that capability with a client to create a more unified branding experience for accountholders.

Aligned with Jack Henry's open banking approach, leading fintechs can seamlessly integrate their services into Jack Henry's digital banking platform through the Banno Digital Toolkit™. Our entire ecosystem now



Best Fraud Prevention Platform

Jack Henry Financial Crimes Defender was selected as winner of the **Best Fraud Prevention Platform** award in the FinTech Breakthrough Awards program.

12.2 million

registered users on the **Banno Digital Platform** at the end of fiscal year 2024.

includes services from over 1,000 fintechs, offering our clients a comprehensive array of options to best meet the needs of their accountholders. In addition, our approach to openness and ease of doing business provided emerging fintechs, existing and prospective clients, and even competitors with more than 1.7 million issued API tokens to utilize in our controlled sandbox.

We also provide turnkey API access to the largest integrated banking data aggregators in the industry. This allows financial institutions to eliminate screen scraping and shared credentials, enabling consumers to connect financial accounts securely and reliably without the need to share usernames and passwords.

In our payments business, we provide a complete money movement platform supporting all types of consumer and business payments for both receivables and payables. In addition, within our faster payments' hub, JHA PayCenter™, we were one of the first service providers to offer the Federal Reserve's FedNow instant payment service that launched at the beginning of fiscal year 2024. We offer a full range of turn-key payment solutions through our Payrailz Payments Platform including extensive APIs, a developer portal, and cloud-native micro service features built in our Journey to One program, which is modernizing our technology through the Payrailz acquisition.

Artificial Intelligence

We are utilizing AI to help strengthen our product offerings (some examples were mentioned earlier), reduce manual workloads, and automate processes, all of which benefit our associates, clients, and shareholders. Our cloud-native technology combines human and artificial intelligence with a defined data strategy to help banks and credit unions grow relationships, fight fraud, and make better business decisions.



Taking a responsibly bold & *balanced approach to AI*

Internally, we're using generative AI to assist in drafting emails and presentations, conduct research, develop software, and more. One use case example: our Legal team completed a proof of concept with a leading post-signature contract lifecycle management AI-enabled platform and is moving forward with implementation. This new technology will replace our current in-house records management system for all contracts and bring new automation and generative AI capabilities for the review, summarization, and comparison of contracts. This phased rollout of the platform will not only reduce risk and save time, but enable associates to focus on the highest priority work.

As we navigate the many exciting opportunities presented by AI, we also are managing potential risks. Our Legal, Risk, Information & Cyber Security, and People & Culture teams collaborated closely with senior leadership to craft comprehensive AI guidelines and training. That will be foundational as we progress with the execution of our technology modernization strategy, leverage open-source models, and capture the upcoming efficiencies inherent in the use of AI.

Number of Clients by Payment Service*

319 **Zelle**

255 **FedNow**

*representing approximately **29%** of the live FedNow clients*



29%

297 **RTP**

*representing approximately **44%** of the live RTP clients*



44%

* As of June 30, 2024

One Jack Henry and Client Servicing

In the last several years, we have spent a considerable amount of time and effort focusing on operating as One Jack Henry. This includes creating a shared mission and purpose, going to market under a single Jack Henry brand, and continuing to enhance our operations to improve the associate and client experience.

Much of our work in this space is tied to our four tenets: transparency, collaboration, consistency, and communication.

Transparency

- We publish six-month roadmaps for all products in February and August each year and hold our teams accountable for roadmap execution. We've increased execution on delivering on the six-month roadmaps we provide to clients from 69.67% in July 2021 to 87.58% as of July 2024.

- In fiscal year 2024, our average client satisfaction score was 4.60 on a scale of 1 to 5, reflecting our commitment to transparency and accountability in delivering exceptional service to our clients.

Collaboration

- Jack Henry's implementation of a Knowledge-Centered Service® approach has significantly enhanced operational efficiency, fostering improved collaboration and quicker resolution times.

- We introduced One Solution Adoption, an effort to create a consistent, unified experience when implementing our financial technology solutions.

Consistency

- Since our rebranding in August 2022, we've observed a notable rise in our brand equity. According to independent research conducted in spring 2024, our brand equity increased nine points, with significant improvement with large regional financial institutions and millennials.

- A cornerstone of our client service is our shared commitment to do the right thing, do whatever it takes, and have fun. In fiscal year 2024, we underscored this philosophy by spotlighting associates who embody these principles and shared client testimonials to illustrate its impact.



4,000+

clients, prospects, consultants, vendors, and associates attended the 2023 **Jack Henry Connect** in Indianapolis, Indiana.

Communication

- In October 2023, we hosted our annual educational conference and technology showcase, Jack Henry Connect, furthering our commitment to fostering connections and building relationships. This event provided bank and credit union leaders and representatives with the opportunity to engage with technology partners, Jack Henry leadership, and each other. It served as a platform for discussion, growth, and collective learning.

- We announced a new annual recognition program, the Cobalt Awards, in March 2024. The awards, which will be presented at Jack Henry Connect in October 2024, recognize financial institutions and fintechs for their creativity, imagination, and commitment to their communities. This initiative aims to inspire, motivate, and strengthen relationships by showcasing success stories.

133

financial institutions and fintechs submitted entries for the inaugural **Cobalt Award Program.**



Operating Income Growth

1.8%
increase
(GAAP)

10.3%
increase
(non-GAAP)



Return on Invested Capital

19.7%



Margin Contraction

(105) bps
(GAAP)



Margin Expansion

60 bps
(non-GAAP)



Free Cash Flow

$337M

Commitment to Shareholders

Our consistently disciplined approach to business helped us achieve record financial results for fiscal year 2024. Total revenue increased 6.6% and increased 7.4% on a non-GAAP basis. More than 91% of our revenue is recurring, and for the last 15 years, we've made IDC's ranking of leading financial technology providers based on annual revenue. Operating income increased 1.8% for the fiscal year and increased 10.3% on a non-GAAP basis.

≣IDC FinTech Rankings 2023

Top 25

Each year, we allocate about 14 – 15% of our revenue to technology research and development. This steadfast commitment has enabled us to continue to deliver cutting-edge technology while also prioritizing investments in information and cybersecurity to protect our clients and their accountholders.



14 – 15% of revenue
invested in **research and development**

We continued to see strong demand for our solutions. Our Sales teams set quarterly records for sales bookings in the second, third, and fourth quarters. Sales bookings in both the fourth quarter and 2024 fiscal year were new all-time highs. And we continued to add prospects to our sales pipeline, which was at or near record levels throughout the year.

For fiscal year 2024, we won 57 competitive core takeaways, which represents an average of approximately one new core deal a week. A record 15 of those deals were with financial institutions with over $1 billion in assets. Additionally, we signed 44 contracts to move on-premise core clients to our private cloud, 343 Banno and Banno Business contracts, 56 new clients for our card processing solution, and 52 contracts for Financial Crimes Defender.

Our focus on delivering modern technology backed by exceptional service has led to a client retention rate of greater than 99%, excluding financial institution consolidation.

We also continue to provide strong capital returns to shareholders, increasing our dividend for 20 consecutive calendar years. In fiscal year 2024, we paid nearly $156 million in dividends and repurchased $28 million of Jack Henry stock.



























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sustainability
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Read Jack Henry's 2024 Sustainability Report

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Sustainability at Jack Henry

We continued to mature our corporate sustainability program in fiscal year 2024 and published our fourth sustainability report in March 2024, providing comprehensive updates and metrics related to our key sustainability priorities.

In December 2023, Jack Henry was named as one of *America's Most Responsible Companies* by *Newsweek*. The prestigious ranking focuses on a holistic view of corporate responsibility that considers environment, social, and corporate governance.

AMERICA'S MOST
RESPONSIBLE
COMPANIES
2024
Newsweek
statista

named as one of

America's Most Responsible Companies

by *Newsweek*

Key Sustainability Priorities

- Purpose and Mission
- Belonging
- Talent Attraction, Development, and Retention
- Corporate Citizenship and Philanthropy
- Information and Cybersecurity
- Business Ethics
- Human Rights and Fair Labor Practices
- Low Carbon Transition
- Environmental Stewardship
- Climate-Related Risks

Commitment to the Future

Our founding principles – *do the right thing, do whatever it takes, and have fun* – continue to be the cornerstone of our success. Our unwavering dedication to operating with these principles has yielded positive results and reinforces our commitment to our associates, clients, shareholders, and communities.

We seek to foster a safe, ethical, and inclusive workplace where the first and last question asked is, "what's the right thing to do?" Our core value of *integrity* is the backbone of our approach to ethics. It means *doing the right thing* publicly and behind closed doors, creating strong ethics and compliance practices.

We have a robust track record of strong execution and predictability, supported by solid cash flows. As a disciplined capital allocator, we maintain a clean balance sheet with minimal debt. This financial strength enables us to navigate challenges effectively and capitalize on opportunities for sustainable growth.

Looking ahead, we maintain a high level of optimism about the industry, the demand for our solutions, our ability to execute our strategy, and our long-term prospects for success.

We remain deeply grateful for the unwavering commitment of our associates, the steadfast loyalty of our clients, and the enduring trust of our shareholders, all of whom are integral to our continued success.

The first and last question asked is, "what's the right thing to do?"

transparency · consistency · collaboration · communication

2024



2024 ANNUAL REPORT

financials

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BUSINESS

Jack Henry & Associates, Inc.® is a well-rounded financial technology company that strengthens connections between financial institutions and the people and businesses they serve. For more than 48 years, we have provided technology solutions to help banks and credit unions innovate faster, strategically differentiate, and successfully compete while serving the evolving needs of their accountholders. We empower approximately 7,500 financial institutions and diverse corporate entities with people-inspired innovation, personal service, and insight-driven solutions.

Mission Statement

We strengthen the connections between people and their financial institutions through technology and services that reduce the barriers to financial health.

This philosophy has always been part of the foundation on which Jack Henry was built. Our founders, Jack Henry and Jerry Hall, were committed to their community and believed they could help financial institutions better serve the needs of people and businesses using more innovative technology and services.

Since our founding in 1976, much has changed, but our commitment to supporting community and regional financial institutions remains unwavering. We continue to be guided by our founding principles: do the right thing, do whatever it takes, and have fun.

Who We Serve

We provide products and services primarily to community and regional financial institutions (see "Our Industry" below):

- Core bank integrated data processing systems are provided to over 940 banks. Our banking solutions support both on-premise and private cloud operating environments with functionality for core processing platforms and integrated complementary solutions.

- Core credit union data processing solutions are provided to credit unions of all sizes, with a client base of approximately 720 credit unions. We offer a flagship core processing platform and integrated complementary solutions that support both on-premise and private cloud operating environments.

- Non-core highly specialized core-agnostic products and services are also provided to financial institutions. We offer complementary solutions that include highly specialized financial performance, imaging and payments processing, information security and risk management, retail delivery, and online and mobile functionality. These products and services enhance the performance of traditional financial services organizations of all asset sizes and charters, and non-traditional diverse corporate entities. In total, we serve over 1,660 bank and credit union core clients and over 5,870 non-core clients.

Our products and services provide our clients with solutions that can be tailored to support their unique growth, service, operational, and performance goals. Our well-rounded solutions also enable financial institutions to offer the high-demand products and services required by their accountholders to compete more successfully and to capitalize on evolving trends shaping the financial services industry.

We are committed to exceeding our clients' expectations. We measure and monitor their satisfaction using a variety of surveys, such as an annual survey on the client's anniversary date and randomly-generated online surveys initiated each day by routine support requests to ensure feedback is received throughout the year. The survey results are analyzed and provided to operational areas to ensure our service consistently exceeds our clients' expectations. We believe this process ensures we understand the Voice of the Customer which contributes to our excellent retention rates.

We are focused on establishing long-term client relationships, continually expanding and strengthening those relationships. We do so with cross sales of additional products and services that support our clients' strategy, earning new financial and non-financial clients, and ensuring our product offerings are highly competitive.

The majority of our support and services revenue is derived from our private and public cloud services for our hosted clients that are typically on a six-year contract, recurring electronic payment solutions that are generally on a contract term of six years, and our on-premise clients that are typically on a one-year contract. Less predictable software license fees, paid by clients implementing our software solutions on-premise, and hardware sales, including all non-software products that we re-market in order to support our software systems, complement our primary revenue sources. Information regarding the classification of our business into four separate segments is set forth in Note 14 to the consolidated financial statements (see Item 8).

We recognize that our associates and their collective contributions are ultimately responsible for Jack Henry's past, present, and future success. Recruiting and retaining high-quality associates is essential to our ongoing growth and financial performance, and we believe we have established an organizational culture that sustains high levels of associate engagement. For further discussion of our human capital considerations, see "Human Capital" below.

Our Industry

Our core banking solutions currently serve commercial banks and savings institutions with up to $50 billion in assets. Our systems are designed to be capable of serving institutions with up to $100 billion in assets, and we complete annual, third-party testing to validate this capability each August. According to the Federal Deposit Insurance Corporation ("FDIC"), there were approximately 4,540 commercial banks and savings institutions in the less than $50 billion asset range as of December 31, 2023, and we currently support over 940 of these banks with one of our three core information processing platforms and a significant number of complementary/ payment products and services.

Our core credit union solutions serve credit unions of all asset sizes. According to America's Credit Unions ("ACU") (formerly Credit Union National Association), there were approximately 4,700 domestic credit unions as of December 31, 2023, and we currently support approximately 720 of these credit unions with one flagship core information processing platform and a significant number of complementary/payment products and services.

Our non-core solutions serve financial services organizations of all asset sizes and charters and other diverse corporate entities. We currently support financial institutions with specialized solutions for generating additional revenue and growth, increasing security, mitigating operational risks, and controlling operating costs.

The FDIC reports the number of commercial banks and savings institutions declined 15% from the beginning of calendar year 2018 to the end of calendar year 2023, due mainly to mergers and acquisitions. Although the number of banks continued to decline at a 3% compound annual rate during this period, aggregate assets increased at a compound annual rate of 6% and totaled $23.7 trillion as of December 31, 2023. There were six new bank charters issued in calendar year 2023, compared to 15 in the 2022 calendar year. Comparing calendar years 2023 to 2022, the number of transactions of FDIC-insured banks acquiring or merging with other banks or credit unions decreased 20%.

ACU reports the number of credit unions declined 14% from the beginning of calendar year 2018 to the end of calendar year 2023. Although the number of credit unions declined at a 3% compound annual rate during this period, aggregate assets increased at a compound annual rate of 9% and totaled $2.3 trillion as of December 31, 2023.

Community and regional financial institutions are vitally important to the communities, consumers, and businesses they serve as well as to the local economies where they operate. Bank customers and credit union members rely on these institutions to provide personalized, relationship-based service and competitive financial products and services available through the accountholders' delivery channel of choice. Institutions are recognizing that attracting and retaining customers and members in today's highly competitive financial industry and realizing near-term and long-term performance goals are often technology dependent. Financial institutions must implement technological solutions that enable them to:

- Offer e-commerce, mobile, and digital strategies that provide the convenience-driven services required in today's financial services industry.

- Maximize performance with accessible, accurate, and timely business intelligence information.

- Provide the high-demand products and services needed to successfully compete with traditional and non-traditional competitors created by convergence within the financial services industry.

- Enhance the customer/member experience at multiple points of contact.

- Expand existing customer/member relationships and strengthen exit barriers by cross selling additional products and services.

- Capitalize on new revenue, and deposit and loan portfolio growth opportunities.

- Increase operating efficiencies and reduce operating costs.

- Protect mission-critical information assets and operational infrastructure.

- Protect accountholders with various security tools from fraud and related financial losses.

- Maximize the day-to-day use of technology and return on technology investments.

- Ensure full regulatory compliance.

Jack Henry's extensive product and service offerings help diverse financial institutions meet business challenges and capitalize on opportunities. We strive to get to know our clients, understand their strategies and challenges, and provide innovative solutions that help them achieve short- and long-term success.

Business Strategy

Our fundamental business strategy is to generate organic revenue and earnings growth augmented by strategic acquisitions. We execute this strategy by:

- Providing community and regional financial institutions with core processing systems that provide excellent functionality and support on-premise and private cloud delivery environments with identical functionality.

- Expanding each core client relationship by cross-selling complementary/payment products and services that enhance the functionality provided by our core processing systems.

- Delivering non-core highly specialized core-agnostic complementary/payment products and services to financial institutions, including institutions not utilizing one of our core processing systems, and diverse corporate entities.

- Developing and deploying a long-term technology modernization strategy to provide public cloud-native solutions that provide clients with greater flexibility, optionality, open integration, speed to market, and other benefits.

- Upholding a company-wide commitment to service that consistently exceeds our clients' expectations and generates high levels of retention.

- Building, maintaining, and enhancing a protected environment and tools that help our clients and Jack Henry protect accountholder data, assets, and comply with regulations.

- Maintaining a disciplined acquisition strategy.

Acquisition Strategy

We have a disciplined approach to acquisitions and have been successful in supplementing our organic growth with 35 strategic acquisitions since the end of fiscal year 1999. We continue to explore acquisitions that have the potential to:

- Expand our suite of complementary/payment products and services.

- Provide products and services that can be sold to both existing core and non-core clients as well as outside our core base to new clients.

- Accelerate our internal development efforts for technology modernization.

- Provide selective opportunities to sell outside our traditional markets in the financial services industry.

After 48 years in business, we have very few gaps in our product line, so it is increasingly difficult to find proven products or services that would enable our clients and prospects to better optimize their business opportunities or solve specific operational issues. In addition, we see few acquisition opportunities that would expand our market or enable our entry into adjacent markets within the financial services industry that are fairly priced or that we could assimilate into our Company without material distractions.

We have a solid track record of executing acquisitions from both a financial and operational standpoint, and we will continue to pursue acquisition opportunities that support our strategic direction, complement and accelerate our organic growth, and generate long-term profitable growth for our stockholders. While we seek to identify appropriate acquisition opportunities, we will continue to explore alternative ways to leverage our cash position and balance sheet to the benefit of our stockholders, such as continued investment in new products and services for our clients, repurchases of our stock, and continued payment of dividends.

Our most recent acquisition was:

Fiscal Year	Company or Product Name	Products and Services
2023	Payrailz, LLC ("Payrailz")	Provider of cloud-native modern digital payment capabilities leveraging AI and machine learning features for the financial services industry.

Solutions

- Our core banking solutions support commercial banks with information and transaction processing platforms that provide enterprise-wide automation. We have three functionally distinct core bank processing systems and more than 140 fully integrated complementary/payment solutions, including business intelligence and bank management, retail and business banking, digital and mobile internet banking and electronic payment solutions, fraud and risk management and protection, account origination, and item and document imaging solutions. Our core banking solutions have state-of-the-art functional capabilities, and we can re-market the hardware required by on-premise use of each software system. Our banking solutions can be delivered on-premise or through our private cloud delivery model and are backed by a company-wide commitment to provide exceptional client support.

- Our core credit union solutions support credit unions of all sizes with an information and transaction processing platform that provides enterprise-wide automation. Our solution includes one flagship core processing system and more than 100 fully integrated complementary/payment solutions, including business intelligence and credit union management, member and member business services, digital and mobile internet banking and electronic payment solutions, fraud and risk management and protection, account origination, and item and document imaging solutions. Our credit union solution also has state-of-the-art functional capabilities. We also re-market the hardware required by on-premise use of the software system. Our credit union solution can be delivered on-premise, through our private cloud, or through our partner private cloud delivery models. Each is backed by our company-wide commitment to provide exceptional client support.

- Our non-core solutions for financial institutions and diverse corporate entities are specialized products and services assembled primarily through our focused diversification acquisition strategy. These core-agnostic solutions are compatible with a wide variety of information technology platforms and operating environments and offer more than 100 complementary/payment solutions, including proven solutions for generating additional revenue and growth, increasing security and mitigating operational risks, and/or controlling operating costs. Our non-core products and services enhance the performance of financial services organizations of all asset sizes and charters, and diverse corporate entities. These distinct products and services can be implemented individually or as solution suites to address specific business problems or needs and enable effective responses to dynamic industry trends.

We are committed to developing and maintaining modern and integrated solutions supported by high service levels. We continuously update and improve these solutions through an interactive client enhancement process, ensuring compliance with relevant regulations, and incorporating proven advances in technology. Our goal is to uphold our Company's reputation as a premium solution and service provider.

Core Software Systems

Core software systems primarily consist of the integrated applications required to process deposit, loan, and general ledger transactions, and to maintain centralized customer/member information.

Our core banking solutions consist of three software systems marketed to banks, and our core credit union solution consists of one software system marketed to credit unions. These core systems are available for on-premise installation at client sites, or financial institutions can choose to leverage our private cloud environment for ongoing information processing.

Core banking platforms are:

- **SilverLake System**®, a robust system primarily designed for commercial-focused banks that currently serves banks with assets ranging from $1 billion to $50 billion. Some progressive smaller banks and de novo (start-up) banks also select SilverLake. This system is in use by approximately 490 banks, and now serves nearly 11% of the domestic banks with assets less than $50 billion.

- **CIF 20/20**®, a parameter-driven, easy-to-use system that now supports approximately 280 banks ranging from de novo institutions to those with assets of $5 billion.

- **Core Director**®, a cost-efficient system with point-and-click operation that now supports over 170 banks ranging from de novo institutions to those with assets of over $2 billion.

Core credit union platform is:

- **Symitar**® (formerly known as Episys®), a robust system designed specifically for credit unions. It has been implemented by approximately 720 credit unions with assets ranging from $20 million to $30 billion, and according to National Credit Union Administration ("NCUA") data, is the system implemented by more credit unions with assets exceeding $25 million than any other core system.

Clients electing to install our solutions on-premise license the proprietary software systems. The majority of these clients pay ongoing annual software maintenance fees. We re-market the hardware, hardware maintenance, and peripheral equipment that is required by on-premise use of our software solutions; and we perform software implementation, data conversion, training, ongoing support, and other related services. On-premise clients generally license our core software systems under a standard license agreement that provides a fully paid, nonexclusive, nontransferable right to use the software on a single computer at a single location.

Clients can eliminate the significant up-front capital expenditures required by on-premise installations and the responsibility for operating information and transaction processing infrastructures by leveraging our private cloud environment for those functions. Our core private cloud services are provided through a highly resilient data center configuration across multiple physical locations. We also provide image item processing services from two host/archive sites and several key entry and balancing locations throughout the country. We print and mail customer/member statements for financial institutions from three regional printing and rendering centers. Clients electing to outsource their core processing typically sign contracts for six years that include "per account" fees and minimum guaranteed payments during the contract period.

We are dedicated to meeting the evolving business needs of our core bank and credit union clients by continuously enhancing each core system, introducing new integrated complementary products regularly, integrating practical new technologies, and adhering to regulatory compliance initiatives. Additionally, we serve as a single point of contact for each core client for support and accountability.

Complementary Products and Services

We have more than 140 complementary/payment products and services that are targeted to our core banks and more than 100 targeted to credit unions. Many of these are selectively sold to financial institutions that use other core processing systems.

These complementary/payment solutions enable core bank and credit union clients to respond to evolving customer/member demands, expedite speed-to-market with competitive offerings, increase efficiency, address specific operational needs, and generate new revenue streams. The highly specialized solutions enable diverse financial institutions and corporate entities to generate additional revenue and growth opportunities, increase security, mitigate operational risks, and control operating costs.

We regularly introduce new products and services based on demand for integrated complementary/payment solutions from our existing core clients and based on the growing demand among financial institutions and corporate entities for specialized solutions capable of increasing revenue and growth opportunities, mitigating and controlling operational risks, and/or containing costs. Our Industry Research department solicits client guidance on the business solutions they need, evaluates available solutions and competitive offerings, and manages the introduction of new product offerings. Our new complementary/payment products and services are developed internally, acquired, or provided through strategic alliances.

Implementation and Training

Most of our core bank and credit union clients contract with us for implementation and training services in connection with their systems and additional complementary products.

A complete core system implementation typically includes detailed planning, project management, data conversion, and testing. Our experienced implementation teams travel to client facilities or work remotely with clients to help manage the implementation process and ensure that all data is transferred from the legacy system to the Jack Henry system. Our implementation fees are fixed or hourly based on the core system being installed.

We also provide extensive initial and ongoing education to our clients. We have a comprehensive training program that supports new clients with basic training and longtime clients with continuing education. The training enables financial institutions to maximize the use of our core and complementary solutions, learn about ongoing system enhancements, and understand evolving legislative and regulatory requirements.

Support and Services

We serve our core clients as a single point of contact and support for the complex solutions we provide. Our comprehensive support infrastructure incorporates:

- High service standards.

- Trained support staff available up to 24 hours a day, 365 days a year.

- Assigned account managers.

- Sophisticated support tools, resources, and technology.

- Broad experience converting diverse banks and credit unions to our core platforms from competitive platforms.

- Highly effective change management and control processes.

- Best practices methodology developed and refined through the company-wide, day-to-day experience.

Most on-premise clients contract for annual software support services, and this represents a significant source of recurring revenue for Jack Henry. These support services are typically priced at approximately 20% of the respective product's software license fee. The subsequent years' service fees generally increase as client assets increase and as additional complementary products are purchased. Annual software support fees typically are billed during June and are paid in advance for the entire fiscal year, with proration for new product implementations that occur during the fiscal year. Hardware support fees also are usually paid in advance for entire contract periods which typically range from one to five years. Most support contracts automatically renew unless the client or Jack Henry gives notice of termination at least 30 days prior to contract expiration.

High levels of support are provided to our private cloud clients by the same support infrastructure utilized for on-premise clients. However, these support fees are included as part of monthly private cloud fees.

Hardware Systems

Our software systems operate on a variety of hardware platforms. We have established remarketing agreements with IBM Corporation, and many other hardware providers that allow Jack Henry to purchase hardware and related maintenance services at a discount and resell them directly to our clients. We currently sell IBM Power Systems™; Lenovo®, Dell, Hewlett Packard Enterprise, and Cisco servers and workstations; Canon®, Digital Check, Epson®, and Panini® check scanners; and other devices that complement our software solutions.

Digital Products and Services

Jack Henry Digital represents a category of digital products and services that are being built and integrated together into one unified platform. Our main offering is the Banno Digital Platform™. It is an online and mobile banking platform that helps community and regional financial institutions strategically differentiate their digital offerings from those of megabanks and other financial technology companies. It is a complete, open digital banking platform that gives banks and credit unions attractive, fast, cloud-native applications for their customers and members and cloud-based, core-connected back-office tools for their employees.

Payment Solutions

Electronic payment solutions provide our clients with the tools necessary to be at the forefront of payment innovation with secure payment processing designed to simplify complex payment processing, attract profitable retail and commercial accounts, increase operating efficiencies, comply with regulatory mandates, and proactively mitigate and manage payment-related risk.

- **JHA Card Processing Solutions™ ("CPS")** supports full-service and in-house debit and credit card programs, as well as an Agent credit option, backed by a comprehensive suite of tools for 24/7 fraud mitigation, digital payments, full-service dispute management, plastics manufacturing and personalization, loyalty programs, data analytics, and ATM terminal driving. In addition, advisory services are offered to support a variety of needs including card portfolio growth, start-up program consultation, as well as customized fraud management; all tailored to individual financial institution goals and concerns.

- **Enterprise Payment Solutions ("EPS")** is a comprehensive payments engine, offering an integrated suite of remote deposit capture, Automated Clearing House ("ACH") and card transaction processing solutions, supporting tools for accounts receivable posting, risk management, reporting, and application interfaces ("APIs") for financial institutions, businesses, and fintechs of all sizes. EPS helps clients succeed in today's competitive market to increase revenue, improve efficiencies, better manage compliance, and enhance customer and member relationships.

- **Payrailz™ Payments Platform** provides consumers and businesses with money movement options through their financial institutions' digital platforms. It supports our technology modernization strategy by providing next-generation, cloud-native digital payment capabilities to our payment ecosystem. This money movement payments platform incorporates artificial intelligence ("AI") to make predictive and proactive recommendations, a flexible modern user experience, a layered security model, an automated fraud feature powered by machine learning, and a contemporary, adaptable administrative portal. In addition to bill payment capabilities, we provide a 'pay a loan' feature, an 'open looped' real-time person-to-person ("P2P") solution, and account-to-account ("A2A") transfer features. The array of money movement options maintains consumer and business engagement with the financial institution.

- **JHA PayCenter™**, provides financial institutions with a single entry point to both Zelle® and Real Time Payments ("RTP") networks, and the Federal Reserve's FedNow® network. PayCenter manages the certification process and mandatory updates from the networks, simplifies integration with toolkits, and provides fraud monitoring. Financial institutions can send and receive transactions instantly 24 hours a day, 365 days a year, through our core and complementary solutions.

- **Payments as a Service ("PaaS")** ties together and further enhances the complete array of electronic payments functionality with a front-end Payments Developers Experience Portal, APIs, and back-end data analytics.

Research and Development

We invest significant resources in ongoing research and development to build new software solutions and services and enhance existing solutions with additional functionality and features required to ensure regulatory compliance. We enhance our core and complementary systems a minimum of once each year. Product-specific enhancements are largely client-driven with recommended opportunities formally gathered through focus groups, change control boards, strategic initiatives meetings, annual user group meetings, and ongoing client contact. We also continually evaluate and implement process improvements that expedite the delivery of new products and enhancements to our clients and reduce related costs.

Research and development expenses (in thousands) for fiscal 2024, 2023, and 2022 were $148,256, $142,678, and $121,355, respectively. We recorded capitalized software (in thousands) in fiscal 2024, 2023, and 2022 of $167,175, $166,120, and $148,239, respectively.

Sales and Marketing

We serve established, well-defined markets that provide ongoing sales and cross-sell opportunities.

The marketing and sales initiatives within the core business lines are primarily focused on identifying banks and credit unions evaluating alternative core information and transaction processing solutions. Our non-core specialized core-agnostic niche solutions are sold to complement existing technology platforms to financial services organizations of all asset sizes and charters.

Sales executives are responsible for the activities required to earn new clients in assigned territories, and regional account executives are responsible for nurturing client relationships and cross selling additional products and services. Our sales professionals receive base salaries and performance-based commission compensation. Sales support staff provide a variety of services, including product and service demonstrations, responses to prospect-issued requests-for-proposals, and proposal and contract generation. Our marketing department supports sales with lead generation and brand-building activities, including participation in state-specific, regional, and national trade shows; print and online advertising; telemarketing; client newsletters; ongoing promotional campaigns; and media relations. We also host annual national education conferences, which provide opportunities to network with existing clients and demonstrate new products and services.

Jack Henry has sold select products and services outside the United States, primarily in Latin America, the Caribbean and Canada. International sales accounted for less than 1% of Jack Henry's total revenue in each of fiscal 2024, 2023, and 2022.

Competition

The market for companies providing technology solutions to financial services organizations is competitive, and we expect that competition from both existing competitors and companies entering our existing or future markets will remain strong. Some of our current competitors have longer operating histories, larger client bases, and greater financial resources. The principal competitive factors affecting the market for technology solutions include product/service functionality, price, operating flexibility and ease-of-use, client support, and existing client references. For more than a decade, there has been significant consolidation among providers of products and services designed for financial institutions, and this consolidation is expected to continue in the future.

Our core solutions compete with large vendors that provide information and transaction processing solutions to banks and credit unions, including Fidelity National Information Services, Inc.; Fiserv, Inc.; Corelation, Inc.; and Finastra. Our non-core specialized solutions compete with an array of disparate vendors that provide niche solutions to financial services organizations and corporate entities.

Intellectual Property, Patents, and Trademarks

Although we believe our success depends upon our technical expertise more than our proprietary rights, our future success and ability to compete depend in part upon our proprietary technology. We have registered or filed applications for our primary trademarks. Most of our technology is not patented. Instead, we rely on a combination of contractual rights, copyrights, trademarks, and trade secrets to establish and protect our proprietary technology. We generally enter into confidentiality agreements with our associates, consultants, resellers, clients, and prospects. Access to and distribution of our Company's source code is restricted, and the disclosure and use of other proprietary information is further limited. Despite our efforts to protect our proprietary rights, unauthorized parties can attempt to copy or otherwise obtain, or use our products or technology.

Regulatory Compliance

Jack Henry maintains a corporate commitment to address compliance issues and implement requirements imposed by federal regulators prior to the effective date of such requirements when adequate prior notice is given. Our compliance program is coordinated by a team of qualified compliance analysts and auditors with extensive regulatory agency and financial institution experience, knowledge and understanding of Federal consumer protection regulations, and a thorough working knowledge of Jack Henry and our solutions. These compliance professionals leverage multiple channels to remain informed about potential and recently enacted regulatory requirements, including regular discussions on emerging topics with the Federal Banking Agencies ("FBA") examination team and training sessions sponsored by various professional associations.

We have processes in place to inform internal stakeholders of new and revised regulatory requirements. Upcoming regulatory changes also are presented to the Company's development teams through periodic regulatory compliance meetings and the necessary product changes are included in the ongoing product development cycle. We publish newsletters to keep our clients informed of regulatory changes that could impact their operations. Periodically, client advisory groups are assembled to discuss significant regulatory changes.

Internal audits of our systems, networks, operations, business recovery plans, and applications are conducted and specialized outside firms are periodically engaged to perform testing and validation of our systems, processes, plans, and security. The FBA conducts annual reviews throughout the Company and issues a Report of Examination. The Board of Directors provides oversight of these activities through the Risk and Compliance Committee and the Audit Committee.

Government Regulation

The financial services industry is subject to extensive and complex federal and state regulation. All financial institutions are subject to substantial regulatory oversight and supervision. Our products and services must comply with the extensive and evolving regulatory requirements applicable to our clients, including but not limited to those mandated by federal truth-in-lending and truth-in-savings rules, the Privacy of Consumer Financial Information regulations, usury laws, the Equal Credit Opportunity Act, the Fair Housing Act, the Electronic Funds Transfer Act, the Fair Credit Reporting Act, the Bank Secrecy Act, the USA Patriot Act, the Gramm-Leach-Bliley Act, the Community Reinvestment Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act. The compliance of Jack Henry's products and services with these requirements depends on a variety of factors, including the parameters set through the interactive design, the classification of clients, and the manner in which the client utilizes the products and services. Our clients are contractually responsible for assessing and determining what is required of them under these regulations and then we provide solutions that assist them in meeting their regulatory needs through our products and services. We cannot predict the impact these regulations, any future amendments to these regulations or any newly implemented regulations will have on our business in the future.

Jack Henry is not chartered by the Office of the Comptroller of Currency ("OCC"), the Board of Governors of the Federal Reserve System, the FDIC, the NCUA or other federal or state agencies that regulate or supervise depository institutions. However, operating as a service provider to financial institutions, Jack Henry's operations are governed by the same regulatory requirements as those imposed on financial institutions, and subject to periodic reviews by FBA regulators who have broad supervisory authority to remedy any shortcomings identified in such reviews. Jack Henry is also subject to periodic examinations by the Consumer Financial Protection Bureau ("CFPB"), which provides supervision and enforcement related to federal consumer financial laws applicable to some products and services offered by our clients.

We provide private cloud services through JHA OutLink Processing Services™ for banks and EASE Processing Services™ for credit unions. We provide data centers and electronic transaction processing through JHA Card Processing Solutions™, internet banking through NetTeller® and Banno™ online solutions, bill payment through our Payrailz™ Payments Platform, network security monitoring and Hosted Network Solutions ("HNS") through our Gladiator® unit, cloud services through Hosted Partner Services and Enterprise Integration Services, and business recovery services through Centurion Disaster Recovery®.

Our private cloud services are subject to examination by FBA regulators under the Bank Service Company Act. These examinations cover a wide variety of subjects, including system development, functionality, reliability, and security, as well as disaster preparedness and business recovery planning. Our private cloud services are also subject to examination by state banking authorities on occasion.

Human Capital

Our Associates

As of June 30, 2024, Jack Henry had approximately 7,170 full-time and part-time associates. Our associates are not covered by a collective bargaining agreement and there have been no labor-related work stoppages.

Talent Attraction and Engagement

Our people and culture strategy focuses on attracting, engaging, and retaining qualified, diverse, and innovative talent at all levels of the Company. We are a committed equal opportunity employer and all qualified candidates receive consideration for employment without regard to race, color, religion, national origin, age, disability, sex, sexual orientation, gender, gender identity, pregnancy, genetic information, or other characteristics protected by applicable law.

Beyond nondiscrimination compliance, we are committed to fostering a respectful and inclusive workplace in which all individuals are treated with respect and dignity. We continue to concentrate efforts on assuring that all our associates feel like they belong at Jack Henry. We seek nontraditional talent streams to help identify candidates from underrepresented groups, including through our internship and apprenticeship programs. Our internship program focuses on attracting college and university students to paid work in

Jack Henry departments related to their studies, while our apprenticeship program offers paid training and work for candidates (either students or non-students) with little to no traditional experience in the field, such as learning computer coding. Both our internship and apprenticeship programs can lead to full-time employment.

We are actively collaborating with our Business Innovation Groups ("BIGs") to foster a culture of belonging. Their insights are crucial for sparking innovation and shaping strategies to attract and retain talent, ensuring our associates feel valued and connected. Our BIGs are company-sponsored groups open to all associates. As of June 30, 2024, we had over 1,740 unique associates participating in six active BIGs, with five focused on inclusion for specific communities — women, people of color, LGBTQ+, veterans, and people with disabilities — and one focused on environmental and sustainability topics. While BIGs allow associates to connect and support each other, they also function to assist us in addressing bona fide business problems through input and suggestions. For example, these groups work with executive leadership to actively improve our talent attraction processes for prospective associates. They also provide education, training, and conversation opportunities to all associates to increase belongingness and innovation throughout the Company. A significant portion of the Company's associates work remotely on either a full-time or hybrid remote/office basis. The Company remains focused on equipping all associates with the tools necessary to effectively communicate, collaborate, and build connections in a remote environment, including ensuring leaders have the skills needed to effectively lead dispersed teams.

We seek to actively listen to our associates throughout the year using a defined and continuous listening strategy designed to gather regular feedback on well-being, engagement, leadership, ethics, culture and values, and other top of mind topics. These surveys allow us to respond to associate concerns, benefit from associate perspectives, and better design and develop processes to support our Company culture. Associates can learn about changes through our jhDaily online news center, regular email communications, monthly Manager Forum events, quarterly associate update videos, or all-associate town hall meetings delivered by senior management.

Training and Development

Our success depends not only on attracting and retaining talented associates, but also in developing our current associates and providing new opportunities for their growth. We offer our associates numerous live and on-demand courses, resources, and training programs to help them build knowledge, improve skills, and develop their career at Jack Henry. Learning opportunities include mandatory courses, such as security awareness, as well as recommended content in areas including leadership development; technical skills; and diversity, equity, inclusion, and belonging. Jack Tracks, an annual, company-wide virtual learning event, offers associates a large selection of curated topics such as technical and operational readiness, technology trends, company solutions, and industry trends.

Recognizing the importance of mentoring in career development, we host an internal mentorship marketplace, which allows prospective mentors and mentees to connect and self-initiate a mentoring relationship. Career mobility and personal development resources are available to all associates through dedicated intranet sites. We continue to strengthen our leadership capacity by providing training on effective coaching practices to leaders of the Company.

We recognize and value the contribution of our associates who develop, improve, and support our technology solutions. Access to on-demand technical training libraries, customized learning plans, certification programs, and classes facilitated by external experts are available to advance their technical expertise. When there is a critical skill need or where the technology landscape is rapidly changing, we provide unique learning solutions to align associates' development with our strategic initiatives.

Wellness and Safety

We emphasize the safety and well-being of our associates as a top priority. We define wellness holistically and include mental, physical, emotional, financial, psychological, and environmental considerations. Our benefit plan offerings include supportive and dedicated campaigns that communicate directly to associates about financial wellness, mental health, healthful nutrition and exercise, and other wellness topics. Associate well-being is further supported through policies such as remote work, paid parental leave, military service leave, educational assistance, and bereavement leave policies.

Available Information

Jack Henry's website is easily accessible to the public at **jackhenry.com**. The "Investor Relations" portion of the website provides key corporate governance documents, the code of conduct, an archive of press releases, and other relevant Company information. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other filings and amendments thereto that are made with the SEC also are available free of charge on our website as soon as reasonably practical after these reports have been filed with or furnished to the SEC. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at **https://www.sec.gov**.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is quoted on the Nasdaq Global Select Market ("Nasdaq") under the symbol "JKHY."

The Company established a practice of paying quarterly dividends in fiscal 1991 and has paid dividends with respect to every quarter since that time. The declaration and payment of any future dividends will continue to be at the discretion of our Board of Directors and will depend upon, among other factors, our earnings, capital requirements, contractual restrictions, and operating and financial condition. The Company does not currently foresee any changes in its dividend practices.

On August 15, 2024, there were approximately 344,699 holders of the Company's common stock, including individual participants in security position listings.

Issuer Purchases of Equity Securities

The following shares of the Company were repurchased during the quarter ended June 30, 2024:

	Total Number of Shares Purchased [1]	Average Price of Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under the Plans [1]
April 1 – April 30, 2024	—	$	—	3,667,497
May 1 – May 31, 2024	—	$	—	3,667,497
June 1 – June 30, 2024	49,840	$161.62	49,840	3,617,657
Total	49,840	$161.62	49,840	3,617,657

[1] Total stock repurchase authorizations approved by the Company's Board of Directors as of May 14, 2021 were for 35.0 million shares. Under these authorizations, the Company has repurchased and not re-issued 31,372,959 shares and has repurchased and re-issued 9,384 shares. The authorizations have no specific dollar or share price targets and no expiration dates.

Performance Graph

The following chart presents a comparison for the five-year period ended June 30, 2024, of the market performance of the Company's common stock with the Standard & Poor's 500 ("S&P 500") Index and the Standard & Poor's Composite 1500 Software & Services ("S&P 1500 Software & Services") Index. Historic stock price performance is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among Jack Henry & Associates, Inc., the S&P 500 Index, and the S&P 1500 Software & Services Index



The following information depicts a line graph with the following values:

	2019	2020	2021	2022	2023	2024
JKHY	100.00	138.88	124.80	138.92	130.65	131.34
S&P 500	100.00	107.51	151.36	135.29	161.80	201.54
S&P Composite 1500 Software & Services	100.00	127.92	170.73	142.67	185.15	235.60

This comparison assumes $100 was invested on June 30, 2019, and assumes reinvestments of dividends.

The stock performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following section provides management's view of the Company's financial condition and results of operations and should be read in conjunction with the audited consolidated financial statements, and related notes included elsewhere in this report. All dollar and share amounts, except per share amounts, are in thousands and discussions compare fiscal 2024 to fiscal 2023. Discussions of fiscal 2022 items and comparisons between fiscal 2022 and fiscal 2023 that are not included in this Form 10-K can be found in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended June 30, 2023.

OVERVIEW

Jack Henry & Associates, Inc. is a well-rounded financial technology company headquartered in Monett, Missouri, that employs approximately 7,170 full-time and part-time associates nationwide, and is a leading provider of technology solutions and payment processing services primarily to community and regional financial institutions. Our solutions serve approximately 7,500 clients and consist of integrated data processing systems solutions to banks ranging from de novo to multi-billion-dollar institutions with assets up to $50 billion, core data processing solutions for credit unions of all sizes, and non-core highly specialized core-agnostic products and services that enable financial institutions of every asset size and charter, and diverse corporate entities outside the financial services industry, to mitigate and control risks, optimize revenue and growth opportunities, and contain costs. Our integrated solutions are available for on-premise installation and delivery in our private and public cloud.

Each of our solutions shares the fundamental commitment to provide high-quality business systems, service levels that consistently exceed client expectations, and integration of solutions and practical new technologies. The quality of our solutions, our high service standards, and the fundamental way we do business typically foster long-term client relationships, attract prospective clients, and have enabled us to capture substantial market share.

Through internal product development, disciplined acquisitions, and alliances with companies offering niche solutions that complement our proprietary solutions, we regularly introduce new products and services and generate new cross-sales opportunities. We provide compatible computer hardware for our on-premise installations and secure processing environments for our outsourced solutions in our private and public cloud. We perform data conversions, software implementations, initial and ongoing client training, and ongoing client support services.

We believe our primary competitive advantage is client service. Our support infrastructure and strict standards provide service levels that generate high levels of client satisfaction and retention. We consistently measure client satisfaction using a variety of surveys, such as an annual survey on the client's anniversary date and randomly-generated surveys initiated each day by routine support requests. Dedicated surveys are also used to grade specific aspects of our client experience, including product implementation, education, and consulting services.

Our two primary revenue streams are "services and support" and "processing." Services and support includes: "private and public cloud" fees that predominantly have contract terms of six years at inception; "product delivery and services" revenue, which includes revenue from the sales of licenses, implementation services, deconversion fees, consulting, and hardware; and "on-premise support" revenue, composed of maintenance fees which primarily contain annual contract terms. Processing revenue includes: "remittance" revenue from payment processing, remote capture, and ACH transactions; "card" fees, including card transaction processing and monthly fees; and "transaction and digital" revenue, which includes transaction and mobile processing fees. We continually seek opportunities to increase revenue while at the same time containing costs to expand margins.

We have four reportable segments: Core, Payments, Complementary, and Corporate and Other. The respective segments include all related revenues along with the related cost of sales.

A detailed discussion of the major components of the results of operations follows.

RESULTS OF OPERATIONS

FISCAL 2024 COMPARED TO FISCAL 2023

On August 31, 2022, the Company acquired all of the equity interest in Payrailz. Excluded Payrailz related revenue and operating expenses that are mentioned in the discussion below are for the first two months only of fiscal year ended June 30, 2024, since the first two months of fiscal year ended June 30, 2023, do not include Payrailz.

In fiscal 2024, total revenue increased 6.6% or $137,841, compared to fiscal 2023. Reducing total revenue for deconversion revenue of $16,554 in the current fiscal year and $31,775 in the prior fiscal year, and for Payrailz related revenue of $1,945 in the current fiscal year, results in a 7.4% increase, or $151,117. This increase was primarily driven by growth in data processing and hosting within cloud revenue as new clients were added and volumes expanded, card processing revenue from expanded fraud detection and prevention services and the addition of new/add-on services, digital (including Banno) revenue as active monthly users and volumes increased, payment processing revenue from expanding volumes and new client revenue, and growth in remote capture and ACH revenue.

Operating expenses increased 8.1%, or $129,138, in fiscal 2024 compared to fiscal 2023. Reducing total operating expenses for deconversion costs of $3,408 in the current fiscal year and $4,261 in the prior fiscal year, and for VEDIP related costs of $16,443 and Payrailz related expenses of $4,182, in the current fiscal year, and excluding the impact of the gain on sale of assets, net, of $4,567 in the prior fiscal year, results in a 6.6% increase, or $104,798. The VEDIP program was a Company voluntary separation program offered to certain eligible associates beginning in July 2023. This increase was primarily due to higher personnel costs, increased direct costs consistent with increases in the related revenue, and internal licenses and fees from price increases and higher deployments in the current fiscal year.

We move into fiscal 2025 following strong performance in fiscal 2024. Significant portions of our business continue to provide recurring revenue and our sales pipeline is also encouraging. Our clients continue to face regulatory and operational challenges which our products and services address, and in these times, they have an even greater need for our solutions that directly address institutional profitability, efficiency, and security. We believe our strong balance sheet, access to extensive lines of credit, the strength of our existing product line and an unwavering commitment to superior client service position us well to address current and future opportunities.

A detailed discussion of the major components of the results of operations for the fiscal year ended June 30, 2024 compared to the fiscal year ended June 30, 2023 follows.

REVENUE

Services and Support Revenue

Year Ended June 30,

	2024	2023	% Change
Services and support	$ 1,275,954	$ 1,214,701	5.0%
Percentage of total revenue	58%	58%	

Services and support includes: "private and public cloud" fees, which predominantly have contract terms of six years at inception; "product delivery and services" revenue, which includes revenue from the sales of licenses, implementation services, deconversion fees, consulting, and hardware; and "on-premise support" revenue, which is composed primarily of maintenance fees with annual contract terms.

In the fiscal year ended June 30, 2024, services and support revenue increased 5.0% compared to the prior fiscal year. Reducing total services and support revenue by deconversion revenue for each year, which totaled $16,554 in fiscal 2024 and $31,775 in fiscal 2023, and for Payrailz related revenue of $2 from the current fiscal year, services and support revenue grew 6.5%. This increase was primarily driven by higher data processing and hosting within cloud revenue, primarily from organic growth including the addition of new and migrating clients and expanding volumes.

Processing Revenue

Year Ended June 30,

	2024	2023	% Change
Processing	$ 939,589	$ 863,001	8.9%
Percentage of total revenue	42%	42%	

Processing revenue includes: "remittance" revenue from payment processing, remote capture, and ACH transactions; "card" fees, including card transaction processing and monthly fees; and "transaction and digital" revenue, which includes transaction and mobile processing fees.

Processing revenue increased 8.9% for the fiscal year ended June 30, 2024, compared to the fiscal year ended June 30, 2023. Reducing total processing revenue by Payrailz related revenue of $1,943 from the current fiscal year, processing revenue grew 8.6%. This increase was driven by growth in card processing primarily from expanded fraud detection and prevention services and growth in the addition of new/add-on services, digital revenue (including Banno) through growth in active monthly users and increased volumes as well as the introduction and ramping up of new add-on products, payment processing revenues as new clients increased and the active user base and transaction volumes expanded, and higher remote capture and ACH revenues.

OPERATING EXPENSES

Cost of Revenue   Year Ended June 30,

	2024	2023	% Change
Cost of revenue	**$ 1,299,477**	$ 1,219,062	**6.6%**
Percentage of total revenue	**59%**	59%	

Cost of revenue for fiscal 2024 increased 6.6% compared to fiscal 2023. Reducing total cost of revenue for deconversion costs of $2,231 in the current fiscal year and $2,046 in the prior fiscal year, and for Payrailz related costs of $3,334 in the current fiscal year, results in a 6.3% increase. This increase was driven by higher direct costs consistent with increases in the related revenue, higher internal licenses and fees from price increases and higher deployments in the current fiscal year, and increased personnel costs. Cost of revenue remained consistent as a percentage of total revenue for fiscal 2024 compared to fiscal 2023.

Research and Development   Year Ended June 30,

	2024	2023	% Change
Research and development	**$ 148,256**	$ 142,678	**3.9%**
Percentage of total revenue	**7%**	7%	

We devote significant effort and expense to develop new software and service products and continually upgrade and enhance our existing offerings. We believe our research and development efforts are highly efficient because of the extensive experience of our research and development staff and because our product development is highly client driven.

Research and development expenses for fiscal 2024 increased 3.9% compared to fiscal 2023. Reducing total research and development expenses for Payrailz related costs of $656 in the current fiscal year, results in a 3.4% increase. This increase is primarily due to higher cloud consumption, net of capitalization, increased personnel costs, including Payrailz acquisition and Jack Henry Platform costs, net of capitalization. Research and development expense remained consistent as a percentage of total revenue for fiscal 2024 compared to fiscal 2023. The increase in this expense category for the current fiscal year reflects our continuing commitment to the development of strategic products.

Selling, General, and Administrative   Year Ended June 30,

	2024	2023	% Change
Selling, general, and administrative	**$ 278,419**	$ 235,274	**18.3%**
Percentage of total revenue	**13%**	11%	

Selling, general, and administrative costs included all expenses related to sales efforts, commissions, finance, legal, and human resources, plus all administrative costs.

Selling, general, and administrative expenses for fiscal 2024 increased 18.3% compared to fiscal 2023. Reducing total selling, general, and administrative expense for deconversion costs from each year, which totaled $1,177 in fiscal 2024 and $2,216 in fiscal 2023, VEDIP program expenses of $16,443 and Payrailz related costs of $192 for the current fiscal year, and excluding the impact of the gain on sale of assets, net, of $4,567 for the prior fiscal year, results in a 9.7% increase. This increase was primarily due to higher personnel costs, including a headcount increase in the trailing twelve months and higher commission expense. Selling, general, and administrative expenses increased 2.0% as a percentage of total revenue for fiscal 2024 compared to fiscal 2023.

INTEREST INCOME AND EXPENSE   Year Ended June 30,

	2024	2023	% Change
Interest income	**$ 25,012**	$ 8,959	**179.2%**
Interest expense	**$ (16,384)**	$ (15,073)	**8.7%**

Interest income increased over the prior fiscal year due to increased interest earned on balances fiscal year over fiscal year. Interest expense increased in fiscal 2024 mainly due to the timing and amounts of borrowed balances and increases in interest rates.

PROVISION FOR INCOME TAXES

	Year Ended June 30,		
	2024	2023	% Change
Provision for income taxes	**$ 116,203**	$ 107,928	**7.7%**
Effective rate	**23.3%**	22.7%	

The increase in the Company's effective tax rate in fiscal 2024 compared to fiscal 2023 was the result of changes in uncertain tax positions for periods open under the statute of limitations in the current fiscal year. This increase is partially offset by greater benefits received from research and development tax credits during the current fiscal year.

NET INCOME

	Year Ended June 30,		
	2024	2023	% Change
Net income	**$ 381,816**	$ 366,646	**4.1%**
Diluted earnings per share	**$ 5.23**	$ 5.02	**4.2%**

Net income grew 4.1% to $381,816, or $5.23 per diluted share, in fiscal 2024 from $366,646, or $5.02 per diluted share, in fiscal 2023. The diluted earnings per share increase fiscal year over fiscal year was 4.2%. This increase was primarily due to growth in our lines of revenue and a reduction in the number of weighted average shares outstanding partially offset by higher operating expenses in fiscal 2024 compared to fiscal 2023.

REPORTABLE SEGMENT DISCUSSION

The Company is a well-rounded financial technology company and is a leading provider of technology solutions and payment processing services primarily to community and regional financial institutions. The Company's operations are classified into four reportable segments: Core, Payments, Complementary, and Corporate and Other. The Core segment provides core information processing platforms to banks and credit unions, which consist of integrated applications required to process deposit, loan, and general ledger transactions, and maintain centralized customer/member information. The Payments segment provides secure payment processing tools and services, including ATM, debit, and credit card processing services, online and mobile bill pay solutions, ACH origination and remote deposit capture processing, and risk management products and services. The Complementary segment provides additional software, hosted processing platforms, and services, including digital/mobile banking, treasury services, online account opening, fraud/anti-money laundering ("AML") and lending/deposit solutions that can be integrated with the Company's Core solutions, and many can be used independently. The Corporate and Other segment includes revenue and costs from hardware and other products not attributed to any of the other three segments, as well as operating expenses not directly attributable to the other three segments.

The Company evaluates the performance of its segments and allocates resources to them based on various factors, including performance against trend, budget, and forecast. Only revenue and costs of revenue are considered in the evaluation for each segment.

Immaterial adjustments between segments were made in fiscal 2024 to reclassify revenue and cost of revenue that was recognized in fiscal 2023. These reclasses were made to be consistent with the current allocation of revenue and cost of revenue by segment. Revenue reclassed for the fiscal year ended June 30, 2023, from Core to Corporate and Other was $7,119, from Payments to Corporate and Other was $30, and from Complementary to Corporate and Other was $307. Cost of revenue reclassed for the fiscal year ended June 30, 2023, from Core to Corporate and Other was $6,713, from Payments to Corporate and Other was $2,594, and from Complementary to Corporate and Other was $1,286.

Core

	2024	% Change	2023
Revenue	**$ 690,738**	6.4%	$ 649,045
Cost of Revenue	**$ 287,349**	3.8%	$ 276,818

In fiscal 2024, revenue in the Core segment increased 6.4% compared to fiscal 2023. Reducing total Core revenue by deconversion revenue from both fiscal years, which totaled $7,292 in fiscal 2024 and $10,924 in fiscal 2023, Core segment revenue increased 7.1%. This increase was primarily driven by organic increases in our data processing and hosting within cloud revenue. Cost of revenue in the Core segment increased 3.8% for fiscal 2024 compared to fiscal 2023. This increase was primarily due to increased direct costs associated with the organic growth in cloud revenue. Deconversion and/or acquisition costs did not significantly affect Core cost of revenue fiscal year over fiscal year. Core segment cost of revenue decreased 1% as a percentage of revenue for fiscal 2024 compared to fiscal 2023.

Payments

	2024	% Change	2023
Revenue	$ 817,708	6.6%	$ 767,309
Cost of Revenue	$ 442,084	5.0%	$ 420,880

In fiscal 2024, revenue in the Payments segment increased 6.6% compared to fiscal 2023. Reducing total Payments revenue by deconversion revenue from both fiscal years, which totaled $5,836 in fiscal 2024 and $7,924 in fiscal 2023, and Payrailz related revenue from the current fiscal year of $1,945, Payments segment revenue increased 6.7%. This increase was primarily driven by growth within card revenue and payment processing within remittance revenue. Cost of revenue in the Payments segment increased 5.0% for fiscal 2024 compared to fiscal 2023. Reducing total Payments cost of revenue by deconversion costs from both fiscal years, which totaled $259 in fiscal 2024 and $303 in fiscal 2023 and Payrailz related costs from the current fiscal year of $3,314, Payments cost of revenue increased 4.3%. This increase was primarily due to increased direct costs related to growth in the card and remittance revenue lines, and increased personnel costs, including benefits expenses. Payments segment cost of revenue decreased 1% as a percentage of revenue for fiscal 2024 compared to fiscal 2023.

Complementary

	2024	% Change	2023
Revenue	$ 618,211	5.9%	$ 583,586
Cost of Revenue	$ 256,007	7.7%	$ 237,758

Revenue in the Complementary segment increased 5.9% for fiscal 2024 compared to fiscal 2023. Reducing total Complementary revenue by deconversion revenue from both fiscal years, which totaled $3,217 in fiscal 2024 and $12,649 in fiscal 2023, Complementary segment revenue increased 7.7%. This increase was primarily driven by organic increases in digital revenue (including Banno) and hosting within cloud revenue. Cost of revenue in the Complementary segment increased 7.7% for fiscal 2024 compared to fiscal 2023. This increase was primarily due to higher direct costs related to the organic growth in the digital and hosting within cloud revenue lines, increased amortization of capitalized software, and higher internal licenses and fees. Deconversion and/or acquisition costs did not significantly affect Complementary cost of revenue fiscal year over fiscal year. Complementary segment cost of revenue increased 1% as a percentage of revenue for fiscal 2024 compared to fiscal 2023.

Corporate and Other

	2024	% Change	2023
Revenue	$ 88,886	14.3%	$ 77,762
Cost of Revenue	$ 314,037	10.7%	$ 283,606

Revenue in the Corporate and Other segment increased 14.3% for fiscal 2024 compared to fiscal 2023. Reducing total Corporate and Other revenue by deconversion revenue from both fiscal years, which totaled $209 in fiscal 2024 and $278 in fiscal 2023, Corporate and Other segment revenue increased 14.4%. The increase was mainly due to increased hardware revenue and subscriptions and software usage within support revenues.

Cost of revenue for the Corporate and Other segment includes operating expenses not directly attributable to any of the other three segments and increased 10.7% for fiscal 2024 compared to fiscal 2023. This increase was primarily related to higher internal licenses and fees and personnel costs, including benefits expenses. Deconversion and/or acquisition costs did not significantly affect Corporate and Other cost of revenue fiscal year over fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents increased to $38,284 at June 30, 2024, from $12,243 at June 30, 2023. The following table summarizes net cash from operating activities in the statement of cash flows:

	Year Ended June 30,	
	2024	2023
Net income	$ 381,816	$ 366,646
Non-cash expenses	231,709	166,621
Change in receivables	28,219	(12,067)
Change in deferred revenue	(10,797)	(10,547)
Change in other assets and liabilities	(62,906)	(129,094)
Net cash provided by operating activities	$ 568,041	$ 381,559

Cash provided by operating activities for fiscal 2024 increased 48.9% compared to fiscal 2023, primarily due to higher than historical collections in fiscal 2024 of annual maintenance billings related to fiscal year 2025 and to an overpayment of income taxes in fiscal 2023, which led to lower cash taxes paid in fiscal 2024. The Company paid income taxes, net of refunds, of $106,966, $145,862, and $60,553 in fiscal 2024, 2023, and 2022, respectively. Cash from operations is primarily used to repay debt, pay dividends, repurchase stock, and for capital expenditures.

Cash used in investing activities for fiscal 2024 totaled $240,165 and included: $167,175 for the ongoing enhancements and development of existing and new product and service offerings; capital expenditures on facilities and equipment of $58,118, mainly for the purchase of computer equipment; $8,646 for purchase of investments; and $7,130 for the purchase and development of internal use software. These expenditures were partially offset by $904 of proceeds from asset sales.

Cash used in investing activities for fiscal 2023 totaled $409,673 and included: payment for the acquisition of Payrailz of $229,628, $166,120 for the ongoing enhancements and development of existing and new product and service offerings; capital expenditures on facilities and equipment of $39,179, mainly for the purchase of computer equipment; $1,685 for the purchase and development of internal use software; and $1,000 for the purchase of investments. These expenditures were partially offset by $27,939 of proceeds from the sale of assets.

Financing activities used cash of $301,835 for fiscal 2024 and included: $155,877 for dividends paid to stockholders; borrowing and repayments on our credit facilities which netted to repayments of $125,000; and $28,055 for the purchase of treasury shares. These expenditures were partially offset by $7,097 of net cash inflow related to stock-based compensation.

Financing activities used cash in fiscal 2023 of $8,430 and included $147,237 for dividends paid to stockholders and $25,000 for the purchase of treasury shares. These expenditures were partially offset by borrowings and repayments on our revolving credit facility and financing leases which netted to borrowings of $159,940 at June 30, 2023, and $3,867 of net cash inflow related to stock-based compensation.

Capital Requirements and Resources

The Company generally uses existing resources and funds generated from operations to meet its capital requirements. Capital expenditures totaling $58,118 and $39,179 for fiscal years ended June 30, 2024, and June 30, 2023, respectively, were made primarily for additional equipment and the improvement of existing facilities. These additions were funded from cash generated by operations. At June 30, 2024, the Company had $24,694 of significant outstanding purchase commitments related to property and equipment. We assessed our liquidity needs throughout fiscal 2024, and determined we had adequate capital resources and sufficient access to external financing sources to satisfy our current and reasonably anticipated funding needs. We will continue to monitor and assess these needs going forward.

In July 2023, the Company conducted a voluntary separation program for certain eligible associates that included a VEDIP payment for the eligible associates who chose to participate in the program. The Company made payments associated with the VEDIP program in the approximate amount of $16,443 from July 2023 through December 2023, including immaterial payments continuing into calendar 2024.

At June 30, 2024, the Company had contractual obligations of $1,488,248, including operating lease obligations, and $1,421,125 related to off-balance sheet contractual purchase obligations. Contractual obligations exclude $22,429 of liabilities for uncertain tax positions as we are unable to reasonably estimate the ultimate amount or timing of settlement.

The Board of Directors has authorized the Company to repurchase shares of its common stock. Under this authorization, the Company may finance its share repurchases with available cash reserves or short-term borrowings on its existing credit facilities. The share repurchase program does not include specific price targets or timetables and may be suspended at any time. At June 30, 2024, there were 31,373 shares in treasury stock and the Company had the remaining authority to repurchase up to 3,618 additional shares. The total cost of treasury shares at June 30, 2024 was $1,860,173. During fiscal 2024, the Company repurchased 179 treasury shares for $28,055. At June 30, 2023, there were 31,194 shares in treasury stock and the Company had authority to repurchase up to 3,796 additional shares.

Payrailz

On August 31, 2022, the Company acquired all of the equity interest in Payrailz. The final purchase price, following customary post-closing adjustments to the extent actual closing date working capital, cash, debt, and unpaid seller transaction expenses exceeded or were less than the amounts estimated at closing, was $230,205. Pursuant to the merger agreement for the transaction, $48,500 of the purchase price was placed in an escrow account at the closing, consisting of $2,500 for any final purchase price adjustments owed by the sellers, which amount was released to the sellers on December 15, 2022, in connection with post-closing purchase price adjustments, and $46,000 for indemnification matters under the merger agreement, which amount was released to the sellers on September 20, 2023.

The primary reason for the acquisition was to expand the Company's digital financial management solutions and the purchase was originally funded by our revolving line of credit and cash generated from operations. Payrailz provides cloud-native, API-first, AI-enabled consumer and commercial digital payment solutions and experiences that enable money to be moved in the moment of need.

Credit facilities

On August 31, 2022, the Company entered into a five-year senior, unsecured amended and restated credit agreement that replaced a prior credit facility that was entered into on February 10, 2020. The credit agreement allows for borrowings of up to $600,000, which may be increased to $1,000,000 by the Company at any time until maturity. The credit agreement bears interest at a variable rate equal to (a) a rate based on an adjusted SOFR term rate or (b) an alternate base rate (the highest of (i) 0%, (ii) the Prime Rate for such day, (iii) the sum of the Federal Funds Effective Rate for such day *plus* 0.50% per annum and (iv) the Adjusted Term SOFR Screen Rate (without giving effect to the Applicable Margin) for a one month Interest Period on such day for Dollars *plus* 1.0%), plus an applicable percentage in each case determined by the Company's leverage ratio. The credit agreement is guaranteed by certain subsidiaries of the Company and is subject to various financial covenants that require the Company to maintain certain financial ratios as defined in the credit agreement. As of June 30, 2024, the Company was in compliance with all such covenants. The amended and restated credit facility terminates August 31, 2027. There was $60,000 and $95,000 outstanding under the amended and restated credit facility at June 30, 2024, and June 30, 2023, respectively.

Term loan facility

On May 16, 2023, the Company entered into a term loan credit agreement with a syndicate of financial institutions, with an original principal balance of $180,000. Borrowings under the term loan facility bear interest at a variable rate equal to (a) a rate based on an adjusted SOFR term rate or (b) an alternate base rate (the highest of (i) 0%, (ii) the Prime Rate for such day, (iii) the sum of the Federal Funds Effective Rate for such day *plus* 0.50% per annum and (iv) the Adjusted Term SOFR Screen Rate (without giving effect to the Applicable Margin) for a one month Interest Period on such day for Dollars *plus* 0.75%), plus an applicable percentage in each case determined by the Company's leverage ratio. The term loan credit agreement is guaranteed by certain subsidiaries of the Company and is subject to various financial covenants that require the Company to maintain certain financial ratios as defined in the term loan credit agreement. As of June 30, 2024, the Company was in compliance with all such covenants. The term loan credit agreement has a maturity date of May 16, 2025. There was $90,000 and $180,000 outstanding under the term loan at June 30, 2024, and June 30, 2023, respectively. We currently anticipate that we will be able to repay the remaining outstanding balance under the term loan prior to its maturity using cash generated by our operations or borrowings under our revolving credit facility.

Other lines of credit

The Company has an unsecured bank credit line which provides for funding of up to $5,000 and bears interest at the prime rate less 1.0%. The credit line was renewed in May 2019 and modified in May 2023 to extend the expiration to April 30, 2025. There was no balance outstanding at June 30, 2024, or 2023.

RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Guidance

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which improves the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to recognition of an acquired contract liability and payment terms and their effect on subsequent revenue recognized by the acquirer. The ASU is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The Company adopted the ASU effective July 1, 2023, and will apply it prospectively to business combinations occurring after that date.

Not Adopted at Fiscal Year End

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which improves the disclosures about a public entity's reportable segments through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The ASU requires additional disclosure related to rate reconciliation, income taxes paid, and other disclosures to improve the effectiveness of income tax disclosures. The ASU is effective for annual periods beginning after December 15, 2024, and applied on a prospective basis. Early adoption and retrospective application is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP. The significant accounting policies are discussed in Note 1 to the consolidated financial statements. The preparation of consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as disclosure of contingent assets and liabilities. We base our estimates and judgments upon historical experience and other factors believed to be reasonable under the circumstances. Changes in estimates or assumptions could result in a material adjustment to the consolidated financial statements.

We have identified several critical accounting estimates. An accounting estimate is considered critical if both: (a) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment involved, and (b) the impact of changes in the estimates and assumptions would have a material effect on the consolidated financial statements.

Revenue Recognition

We generate revenue from data processing, transaction processing, software licensing and related services, professional services, and hardware sales.

Identification of performance obligations

We enter into contracts with clients that may include multiple types of goods and services. At contract inception, we assess the solutions and services promised in our contracts with clients and identify a performance obligation for each promise to transfer to the client a solution or service (or bundle of solutions or services) that is distinct — that is, if the solution or service is separately identifiable from other items in the arrangement and if the client can benefit from the solution or service on its own or together with other resources that are readily available. Judgment is used in the identification and accounting for all performance obligations. We recognize revenue when or as we satisfy each performance obligation by transferring control of a solution or service to the client.

Determination of transaction price

The amount of revenue recognized is based on the consideration we expect to receive in exchange for transferring goods and services to the client. Our contracts with our clients frequently contain some component of variable consideration. We estimate variable consideration in our contracts primarily using the expected value method, based on both historical and current information. Where appropriate, we may constrain the estimated variable consideration included in the transaction price in the event of a high degree of uncertainty as to the final consideration amount. Significant judgment is used in the estimate of variable consideration of client contracts that are long-term and include varying transactional volumes.

Allocation of transaction price

The transaction price, once determined, is allocated between the various performance obligations in the contract based upon their relative standalone selling prices. The standalone selling prices are determined based on the prices at which we separately sell each good or service. For items that are not sold separately, we estimate the standalone selling prices using all information that is reasonably available, including reference to historical pricing data.

Contract costs

We incur incremental costs to obtain a contract as well as costs to fulfill contracts with clients that are expected to be recovered. These costs consist primarily of sales commissions, which are incurred only if a contract is obtained, and client conversion or implementation-related costs.

Capitalized costs are amortized based on the transfer of goods or services to which the asset relates, in line with the percentage of revenue recognized for each performance obligation to which the costs are allocated.

Capitalization of software development costs

We capitalize certain costs incurred for use in our cloud-based services and to develop commercial software products. For internal use software, capitalization begins at the beginning of application development. Costs incurred prior to this are expensed as incurred. Significant estimates and assumptions include determining the appropriate amortization period based on the estimated useful life and assessing the unamortized cost balances for impairment. Amortization begins on the date the software is placed in service and the amortization period is based on estimated useful life

For software that is to be sold, significant areas of judgment include: establishing when technological feasibility has been met and costs should be capitalized, determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives, estimating the marketability of the commercial software products and related future revenues, and assessing the unamortized cost balances for impairment. Costs incurred prior to establishing technological feasibility are expensed as incurred. Amortization begins on the date of general release and the appropriate amortization period is based on estimates of future revenues from sales of the products. We consider various factors to project marketability and future revenues, including an assessment of alternative solutions or products, current and historical demand for the product, and anticipated changes in technology that may make the product obsolete.

A significant change in an estimate related to one or more software products could result in a material change to our results of operations.

Purchase accounting

We account for our acquisitions using the purchase method of accounting. This method requires estimates to determine the fair values of assets and liabilities acquired, including judgments to determine any acquired intangible assets such as computer software and client-related intangibles. Third-party valuation firms may be used to assist in the appraisal of certain assets and liabilities, but even those determinations would be based on significant estimates provided by us, such as forecast revenues or profits on contract-related intangibles. Numerous factors are typically considered in the purchase accounting assessments, which are conducted by Company professionals from legal, finance, human resources, information systems, program management and other disciplines. Changes in assumptions and estimates of the acquired assets and liabilities would result in changes to the fair values, resulting in an offsetting change to the goodwill balance associated with the business acquired.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk refers to the risk that a change in the level of one or more market prices, interest rates, indices, volatilities, correlations or other market factors such as liquidity, will result in losses for a certain financial instrument or group of financial instruments. We are currently exposed to credit risk on credit extended to clients and interest rate risk on outstanding debt. We do not currently use any derivative financial instruments. We actively monitor these risks through a variety of controlled procedures involving senior management.

Based on the controls in place and the credit worthiness of the client base, we believe the credit risk associated with the extension of credit to our clients will not have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

We have $150,000 outstanding debt with variable interest rates as of June 30, 2024, and a 1% increase in our borrowing rate would increase our annual interest expense by $1,500.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

Financial Statement Schedules

There are no schedules included because they are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Jack Henry & Associates, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Jack Henry & Associates, Inc. and its subsidiaries (the "Company") as of June 30, 2024 and 2023, and the related consolidated statements of income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended June 30, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of June 30, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - estimating variable consideration

As discussed in Notes 1 and 2 to the consolidated financial statements, the Company recorded revenue of $2.216 billion for the year ended June 30, 2024. The Company enters into contracts with its clients that may include multiple types of goods and services. The amount of revenue recognized is based on the consideration the Company expects to receive in exchange for transferring goods and services to the client. The Company's contracts with its clients frequently contain some component of variable consideration. Management estimates variable consideration in its contracts primarily using the expected value method, based on both historical and current information. Where appropriate, the Company may constrain the estimated variable consideration included in the transaction price in the event of a high degree of uncertainty as to the final consideration amount. At contract inception, management assesses the solutions and services promised in its contracts with clients and identifies a performance obligation for each promise to transfer to the client a solution or service (or bundle of solutions or services) that is distinct - that is, if the solution or service is separately identifiable from other items in the arrangement and if the client can benefit from the solution or service on its own or together with other resources that are readily available. The Company recognizes revenue when or as it satisfies each performance obligation by transferring control of a solution or service to the client. Significant judgment is used in the estimate of variable consideration of client contracts that are long-term and include varying transactional volumes.

The principal considerations for our determination that performing procedures relating to the estimation of variable consideration is a critical audit matter are significant judgment by management to estimate the variable consideration, principally, the varying volume of transactional activity. This in turn resulted in a high degree of auditor judgment, subjectivity, and effort in performing our audit procedures and in evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including the estimation of variable consideration. The procedures also included, among others, evaluating and testing management's process for determining the variable consideration and testing the reasonableness of management's estimation of variable consideration. Testing the estimation of variable consideration included evaluating the terms and conditions of the long-term contracts and the related significant assumptions used in the estimate of the variable consideration, principally, the use of historical transaction volumes to estimate the varying volume of transactional activity. The procedures for testing variable consideration included evaluation of the terms and conditions for a sample of contracts.

/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
August 26, 2024

We have served as the Company's auditor since 2015.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Jack Henry & Associates, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(e). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with U.S. GAAP.

The Company's internal control over financial reporting includes policies and procedures pertaining to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; provide reasonable assurance transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements. All internal controls, no matter how well designed, have inherent limitations. Therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

As of June 30, 2024, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has concluded the Company's internal control over financial reporting as of June 30, 2024, was effective.

The Company's internal control over financial reporting as of June 30, 2024, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing in this Item 8.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per Share Data)

	Year Ended June 30,		
	2024	2023	2022
REVENUE	$ **2,215,543**	$ 2,077,702	$ 1,942,884
EXPENSES			
Cost of Revenue	**1,299,477**	1,219,062	1,128,614
Research and Development	**148,256**	142,678	121,355
Selling, General, and Administrative	**278,419**	235,274	218,296
Total Expenses	**1,726,152**	1,597,014	1,468,265
OPERATING INCOME	**489,391**	480,688	474,619
INTEREST INCOME (EXPENSE)			
Interest Income	**25,012**	8,959	32
Interest Expense	**(16,384)**	(15,073)	(2,384)
Total Interest Income (Expense)	**8,628**	(6,114)	(2,352)
INCOME BEFORE INCOME TAXES	**498,019**	474,574	472,267
PROVISION FOR INCOME TAXES	**116,203**	107,928	109,351
NET INCOME	$ **381,816**	$ 366,646	$ 362,916
Basic earnings per share	**$5.24**	$5.03	$4.95
Basic weighted average shares outstanding	**72,867**	72,918	73,324
Diluted earnings per share	**$5.23**	$5.02	$4.94
Diluted weighted average shares outstanding	**73,025**	73,096	73,486

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share and Per Share Data)

	June 30, 2024	June 30, 2023
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 38,284	$ 12,243
Receivables, net	333,033	361,252
Income tax receivable	6,149	7,523
Prepaid expenses and other	168,768	169,178
Deferred costs	85,784	77,766
Total current assets	632,018	627,962
PROPERTY AND EQUIPMENT, net	215,069	205,664
OTHER ASSETS:		
Non-current deferred costs	183,307	161,465
Computer software, net of amortization	592,761	565,714
Other non-current assets	417,621	322,698
Customer relationships, net of amortization	56,757	65,528
Other intangible assets, net of amortization	22,151	19,998
Goodwill	804,797	804,797
Total other assets	2,077,394	1,940,200
Total assets	$ 2,924,481	$ 2,773,826
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$25,314	$19,156
Accrued expenses	200,770	172,629
Current maturities of long-term debt	90,000	—
Deferred revenues	317,730	331,974
Total current liabilities	633,814	523,759
LONG-TERM LIABILITIES:		
Non-current deferred revenues	71,202	67,755
Deferred income tax liability	243,522	244,431
Debt, net of current maturities	60,000	275,000
Other long-term liabilities	73,579	54,371
Total long-term liabilities	448,303	641,557
Total liabilities	1,082,117	1,165,316
STOCKHOLDERS' EQUITY		
Preferred stock - $1 par value; 500,000 shares authorized, none issued	—	—
Common stock - $0.01 par value; 250,000,000 shares authorized; 104,245,089 shares issued at June 30, 2024; 104,088,784 shares issued at June 30, 2023	1,042	1,041
Additional paid-in capital	619,805	583,836
Retained earnings	3,081,690	2,855,751
Less treasury stock at cost 31,372,959 shares at June 30, 2024; 31,194,351 shares at June 30, 2023	(1,860,173)	(1,832,118)
Total stockholders' equity	1,842,364	1,608,510
Total liabilities and equity	$ 2,924,481	$ 2,773,826

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In Thousands, Except Share and Per Share Data)

	Year Ended June 30,		
	2024	2023	2022
PREFERRED SHARES:	**—**	—	—
COMMON SHARES:			
Shares, beginning of year	**104,088,784**	103,921,724	103,795,169
Shares issued for equity-based payment arrangements	**65,766**	82,776	46,669
Shares issued for Employee Stock Purchase Plan	**90,539**	84,284	79,886
Shares, end of year	**104,245,089**	104,088,784	103,921,724
COMMON STOCK - PAR VALUE $0.01 PER SHARE:			
Balance, beginning of year	**$ 1,041**	$ 1,039	$ 1,038
Shares issued for equity-based payment arrangements	**—**	1	—
Shares issued for Employee Stock Purchase Plan	**1**	1	1
Balance, end of year	**$ 1,042**	$ 1,041	$ 1,039
ADDITIONAL PAID-IN CAPITAL:			
Balance, beginning of year	**$ 583,836**	$ 551,360	$ 518,960
Shares issued for equity-based payment arrangements	**—**	(1)	—
Tax withholding related to share based compensation	**(5,378)**	(8,505)	(4,152)
Shares issued for Employee Stock Purchase Plan	**12,474**	12,371	11,772
Stock-based compensation expense	**28,873**	28,611	24,780
Balance, end of year	**$ 619,805**	$ 583,836	$ 551,360
RETAINED EARNINGS:			
Balance, beginning of year	**$ 2,855,751**	$ 2,636,342	$ 2,412,496
Net income	**381,816**	366,646	362,916
Dividends	**(155,877)**	(147,237)	(139,070)
Balance, end of year	**$ 3,081,690**	$ 2,855,751	$ 2,636,342
TREASURY STOCK:			
Balance, beginning of year	**$ (1,832,118)**	$ (1,807,118)	$ (1,613,202)
Purchase of treasury shares	**(28,055)**	(25,000)	(193,916)
Balance, end of year	**$ (1,860,173)**	$ (1,832,118)	$ (1,807,118)
TOTAL STOCKHOLDERS' EQUITY	**$ 1,842,364**	$ 1,608,510	$ 1,381,623
Dividends declared per share	**$ 2.14**	$ 2.02	$ 1.90

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended June 30,		
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ **381,816**	$ 366,646	$ 362,916
Adjustments to reconcile net income from operations to net cash from operating activities:			
Depreciation	**46,342**	48,720	50,789
Amortization	**153,562**	142,006	126,835
Change in deferred income taxes	**(909)**	(48,199)	31,872
Expense for stock-based compensation	**28,873**	28,611	24,780
(Gain)/loss on disposal of assets and businesses	**3,841**	(4,517)	400
Changes in operating assets and liabilities:			
Change in receivables	**28,219**	(12,067)	(41,508)
Change in prepaid expenses, deferred costs and other	**(115,558)**	(112,316)	(82,565)
Change in accounts payable	**5,435**	(6,277)	6,646
Change in accrued expenses	**37,292**	(20,453)	1,190
Change in income taxes	**9,925**	9,952	16,704
Change in deferred revenues	**(10,797)**	(10,547)	6,572
Net cash from operating activities	**568,041**	381,559	504,631
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payment for acquisitions, net of cash acquired	**—**	(229,628)	—
Capital expenditures	**(58,118)**	(39,179)	(34,659)
Proceeds from the sale of assets	**904**	27,939	45
Purchased software	**(7,130)**	(1,685)	(8,491)
Computer software developed	**(167,175)**	(166,120)	(148,239)
Purchase of investments	**(8,646)**	(1,000)	(5,000)
Net cash from investing activities	**(240,165)**	(409,673)	(196,344)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings on credit facilities	**475,000**	810,000	332,000
Repayments on credit facilities and financing leases	**(600,000)**	(650,060)	(317,127)
Purchase of treasury stock	**(28,055)**	(25,000)	(193,916)
Dividends paid	**(155,877)**	(147,237)	(139,070)
Proceeds from issuance of common stock upon exercise of stock options	**—**	1	—
Tax withholding payments related to share based compensation	**(5,378)**	(8,505)	(4,152)
Proceeds from sale of common stock	**12,475**	12,371	11,773
Net cash from financing activities	**(301,835)**	(8,430)	(310,492)
NET CHANGE IN CASH AND CASH EQUIVALENTS	$ **26,041**	$ (36,544)	$ (2,205)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	$ **12,243**	$ 48,787	$ 50,992
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ **38,284**	$ 12,243	$ 48,787

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, Except Per Share Amounts)

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE COMPANY

Jack Henry & Associates, Inc. and subsidiaries (“Jack Henry” or the “Company”) is a well-rounded financial technology company. Jack Henry was founded in 1976 as a provider of core processing solutions for banks. Today, the Company’s extensive array of products and services includes processing transactions, automating business processes, and managing information for approximately 7,500 financial institutions and diverse corporate entities.

CONSOLIDATION

The consolidated financial statements include the accounts of Jack Henry and all its subsidiaries, which are wholly owned, and all intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company generates “Services and Support” revenue through software licensing and related services, private cloud core and complementary software solutions, professional services, and hardware sales. The Company generates “Processing” revenue through processing of remittance transactions, card transactions and monthly fees, and digital transactions.

Identification of performance obligations

The Company enters into contracts with clients that may include multiple types of goods and services. At contract inception, the Company assesses the solutions and services promised in its contracts with clients and identifies a performance obligation for each promise to transfer to the client a solution or service (or bundle of solutions or services) that is distinct - that is, if the solution or service is separately identifiable from other items in the arrangement and if the client can benefit from the solution or service on its own or together with other resources that are readily available. Judgment is used in the identification and accounting for all performance obligations.

Determination of transaction price

The amount of revenue recognized is based on the consideration the Company expects to receive in exchange for transferring goods and services to the client. The Company’s contracts with its clients frequently contain some component of variable consideration. The Company estimates variable consideration in its contracts primarily using the expected value method, based on both historical and current information. Where appropriate, the Company may constrain the estimated variable consideration included in the transaction price in the event of a high degree of uncertainty as to the final consideration amount. Significant judgment is used in the estimate of variable consideration of client contracts that are long-term and include varying transactional volumes.

Allocation of transaction price

The transaction price, once determined, is allocated between the various performance obligations in the contract based upon their relative standalone selling prices. The standalone selling prices are determined based on the prices at which the Company separately sells each good or service. For items that are not sold separately, the Company estimates the standalone selling prices using all information that is reasonably available, including reference to historical pricing data.

COMPUTER SOFTWARE DEVELOPMENT

The Company capitalizes new product development costs incurred for software to be sold from the point at which technological feasibility has been established through the point at which the product is ready for general availability. Software development costs that are capitalized are evaluated on a product-by-product basis annually for impairment and are assigned an estimated economic life based on the type of product, market characteristics, and maturity of the market for that particular product. These costs are amortized based on current and estimated future revenue from the product or on a straight-line basis, whichever yields greater amortization expense. All of this amortization expense is included within components of operating income, primarily cost of revenue.

The Company capitalizes development costs for internal use software beginning at the start of application development. Amortization begins on the date the software is placed in service and the amortization period is based on estimated useful life.

CASH EQUIVALENTS

The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents.

ACCOUNTS RECEIVABLE

Receivables are recorded at the time of billing. The Company monitors trade and other receivable balances and contract assets and estimates the allowance for lifetime expected credit losses. Estimates of expected credit losses are based on historical collection experience and other factors, including those related to current market conditions and events.

The following table summarizes allowance for credit losses activity for the years ended June 30, 2024, and 2023:

| | Year Ended June 30, | |
	2024	2023
Allowance for credit losses - beginning balance	$ 7,955	$ 7,616
Current provision for expected credit losses	1,920	1,800
Write-offs charged against allowance	(2,209)	(1,458)
Recoveries of amounts previously written off	—	(1)
Other	(189)	(2)
Allowance for credit losses - ending balance	$ 7,477	$ 7,955

PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Intangible assets consist of goodwill, customer relationships, computer software, and trade names acquired in business acquisitions in addition to internally developed computer software. The amounts are amortized, with the exception of those with an indefinite life (goodwill), over an estimated economic benefit period, generally three to twenty years.

The Company reviews its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances have indicated that it is more likely than not that the carrying amount of its assets might not be recoverable. The Company evaluates goodwill for impairment of value on an annual basis as of January 1 and between annual tests if events or changes in circumstances indicate that it is more likely than not that the asset might be impaired.

PURCHASE OF INVESTMENTS

At June 30, 2024, and 2023, the Company had $25,750 and $18,250, respectively, in non-current investments. These investments were recorded at cost and are included within other non-current assets on the Company's balance sheet. The fair values of these investments have not been estimated, as estimation is not practicable due to limited investors which reduces available comparative information. There have been no events or changes in circumstances that would indicate an impairment and no price changes resulting from observing similar or identical investments. An impairment and/or an observable price change would be an adjustment to recorded cost. Fair values will not be estimated unless there are identified events or changes in circumstances that may have a significant adverse effect on the fair values of the investments. Equity transactions are monitored quarterly to assess whether there are indicators that fair value may be below carrying value.

COMPREHENSIVE INCOME

Comprehensive income for each of the fiscal years ending June 30, 2024, 2023, and 2022, equals the Company's net income.

REPORTABLE SEGMENT INFORMATION

In accordance with U.S. GAAP, the Company's operations are classified as four reportable segments: Core, Payments, Complementary, and Corporate and Other (see Note 14). Substantially all the Company's revenues are derived from operations and assets located within the United States of America.

COMMON STOCK

The Board of Directors has authorized the Company to repurchase shares of its common stock. Under this authorization, the Company may finance its share repurchases with available cash reserves or short-term borrowings on its existing credit facilities. The share repurchase program does not include specific price targets or timetables and may be suspended at any time. At June 30, 2024, there were 31,373 shares in treasury stock and the Company had the remaining authority to repurchase up to 3,618 additional shares of its common stock. The total cost of treasury shares at June 30, 2024, was $1,860,173. During fiscal 2024, the Company repurchased 179 shares of its common stock for $28,055 to be held in treasury. At June 30, 2023, there were 31,194 shares in treasury stock and the Company had authority to repurchase up to 3,796 additional shares of its common stock.

EARNINGS PER SHARE

Per share information is based on the weighted average number of common shares outstanding during the year. Stock options and restricted stock have been included in the calculation of income per diluted share to the extent they are dilutive. The difference between basic and diluted weighted average shares outstanding is the dilutive effect of outstanding stock options and restricted stock (see Note 11).

INCOME TAXES

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance would be established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of unrecognized benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in income tax expense.

RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Guidance

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which improves the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to recognition of an acquired contract liability and payment terms and their effect on subsequent revenue recognized by the acquirer. The ASU is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The Company adopted the ASU effective July 1, 2023, and will apply it prospectively to business combinations occurring after that date.

Not Adopted at Fiscal Year End

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which improves the disclosures about a public entity's reportable segments through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The ASU requires additional disclosure related to rate reconciliation, income taxes paid, and other disclosures to improve the effectiveness of income tax disclosures. The ASU is effective for annual periods beginning after December 15, 2024, and applied on a prospective basis. Early adoption and retrospective application is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

NOTE 2.　　REVENUE AND DEFERRED COSTS

Revenue Recognition

The Company generates revenue from data processing, transaction processing, software licensing and related services, professional services, and hardware sales.

The Company recognizes revenue when or as it satisfies each performance obligation by transferring control of a solution or service to the client.

The following describes the nature of the Company's primary types of revenue:

Processing

Processing revenue is generated from transaction-based fees for electronic deposit and payment services, electronic funds transfers and debit and credit card processing. The Company's arrangements for these services typically require the Company to "stand-ready" to provide specific services on a when and if needed basis by processing an unspecified number of transactions over the contractual term. The fees for these services may be fixed or variable (based upon performing an unspecified quantity of services), and pricing may include tiered pricing structures. Amounts of revenue allocated to these services are recognized as those services are performed. Clients are typically billed monthly for transactions processed during the month. The Company evaluates tiered pricing to determine if a material right exists. If, after that evaluation, it determines a material right does exist, it assigns value to the material right based upon standalone selling price after estimation of breakage associated with the material right.

Private and public cloud

Private and public cloud revenue is generated from data and item processing services and hosting fees. The Company's arrangements for these services typically require the Company to "stand-ready" to provide specific services on a when and if needed basis. The fees for these services may be fixed or variable (based upon performing an unspecified quantity of services), and pricing may include tiered pricing structures. Amounts of revenue allocated to these services are recognized as those services are performed. Data and item processing services are typically billed monthly. The Company evaluates tiered pricing to determine if a material right exists. If, after that evaluation, it determines a material right does exist, it assigns value to the material right based upon standalone selling price.

Product delivery and services

Product delivery and services revenue is generated primarily from software licensing and related professional services and hardware delivery. Software licenses, along with any professional services from which they are not considered distinct, are recognized as they are delivered to the client. Hardware revenue is recognized upon delivery. Professional services that are distinct are recognized as the services are performed. Deconversion fees are also included within product delivery and services and are considered a contract modification. Therefore, the Company recognizes these fees over the remaining modified contract term.

On-premise support

On-premise support revenue is generated from software maintenance for ongoing client support and software usage, which includes a license and ongoing client support. The Company's arrangements for these services typically require the Company to "stand-ready" to provide specific services on a when and if needed basis. The fees for these services may be fixed or variable (based upon performing an unspecified quantity of services). Software maintenance fees are typically billed to the client annually in advance and recognized ratably over the maintenance term. Software usage is typically billed annually in advance, with the license delivered and recognized at the outset, and the maintenance fee recognized ratably over the maintenance term. Accordingly, the Company utilizes the practical expedient which allows entities to disregard the effects of a financing component when the contract period is one year or less.

Taxes collected from clients and remitted to governmental authorities are not included in revenue. The Company includes reimbursements from clients for expenses incurred in providing services (such as for postage, travel and telecommunications costs) in revenue, while the related costs are included in cost of revenue.

Disaggregation of Revenue

The tables below present the Company's revenue disaggregated by type of revenue. Refer to Note 14 – Reportable Segment Information for disaggregated revenue by type and reportable segment. The majority of the Company's revenue is earned domestically, with revenue from clients outside the United States comprising less than 1% of total revenue.

		Year Ended June 30,				
		2024		2023		2022
Private and Public Cloud	$	682,146	$	618,850	$	561,500
Product Delivery and Services		238,723		245,687		250,843
On-Premise Support		355,085		350,164		344,022
Services and Support		1,275,954		1,214,701		1,156,365
Processing		939,589		863,001		786,519
Total Revenue	$	2,215,543	$	2,077,702	$	1,942,884

Contract Balances

The following table provides information about contract assets and contract liabilities from contracts with clients.

		June 30, 2024		June 30, 2023
Receivables, net	$	333,033	$	361,252
Contract Assets - Current		33,610		26,711
Contract Assets - Non-current		103,295		81,561
Contract Liabilities (Deferred Revenue) - Current		317,730		331,974
Contract Liabilities (Deferred Revenue) - Non-current		71,202		67,755

Contract assets primarily result from revenue being recognized when or as control of a solution or service is transferred to the client, but where invoicing is contingent upon the completion of other performance obligations or payment terms differ from the provisioning of services. The current portion of contract assets is reported within prepaid expenses and other in the consolidated balance sheet, and the non-current portion is included in other non-current assets. Contract liabilities (deferred revenue) primarily relate to consideration received from clients in advance of delivery of the related goods and services to the client. Contract balances are reported in a net contract asset or liability position on a contract-by-contract basis at the end of each reporting period.

The Company analyzes contract language to identify if a significant financing component does exist and would adjust the transaction price for any material effects of the time value of money if the timing of payments provides either party to the contract with a significant benefit of financing the transaction.

For the fiscal years ended June 30, 2024, 2023, and 2022, the Company recognized revenue of $270,241, $267,978, and $270,972, respectively, that was included in the corresponding deferred revenue balance at the beginning of the periods.

Amounts recognized that relate to performance obligations satisfied (or partially satisfied) in prior periods were immaterial for each period presented. These adjustments are primarily the result of transaction price re-allocations due to changes in estimates of variable consideration.

Transaction Price Allocated to Remaining Performance Obligations

As of June 30, 2024, estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period totaled $6,810,946. The Company expects to recognize approximately 25% over the next 12 months, 19% in 13 - 24 months, and the balance thereafter.

Contract Costs

The Company incurs incremental costs to obtain a contract as well as costs to fulfill contracts with clients that are expected to be recovered. These costs consist primarily of sales commissions, which are incurred only if a contract is obtained, and client conversion or implementation-related costs. Capitalized costs are amortized based on the transfer of goods or services to which the asset relates, in line with the percentage of revenue recognized for each performance obligation to which the costs are allocated.

Capitalized costs totaled $503,152 and $442,012, at June 30, 2024, and 2023, respectively.

During the fiscal years ended June 30, 2024, 2023, and 2022, amortization of deferred contract costs totaled $175,029, $154,008, and $133,174, respectively. There were no impairment losses in relation to capitalized costs for the periods presented.

NOTE 3.   FAIR VALUE OF FINANCIAL INSTRUMENTS

For cash equivalents, certificates of deposit, amounts receivable or payable, and short-term borrowings, fair values approximate carrying value, based on the short-term nature of the assets and liabilities.

The Company's estimates of the fair value for financial assets and financial liabilities are based on the framework established in the fair value accounting guidance. The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets, and requires that observable inputs be used in the valuations when available. The three levels of the hierarchy are as follows:

Level 1: inputs to the valuation are quoted prices in an active market for identical assets.

Level 2: inputs to the valuation include quoted prices for similar assets in active markets that are observable either directly or indirectly.

Level 3: valuation is based on significant inputs that are unobservable in the market and the Company's own estimates of assumptions that we believe market participants would use in pricing the asset.

Financial assets and financial liabilities measured at fair value on a recurring basis are as follows:

| | Estimated Fair Value Measurements | | | Total Fair |
	Level 1	Level 2	Level 3	Value
June 30, 2024				
Financial Assets:				
Certificates of Deposit	$ —	$ 3,505	$ —	$ 3,505
Financial Liabilities:				
Credit facilities	$ —	$ 150,000	$ —	$ 150,000
June 30, 2023				
Financial Assets:				
Certificates of Deposit	$ —	$ 2,234	$ —	$ 2,234
Financial Liabilities:				
Credit facilities	$ —	$ 275,000	$ —	$ 275,000

NOTE 4.   LEASES

The Company determines if an arrangement is a lease, or contains a lease, at inception. The lease term begins on the commencement date, which is the date the Company takes possession of the property and may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. The lease term is used to determine lease classification as an operating or finance lease and is used to calculate straight-line expense for operating leases.

Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. As a practical expedient, lease agreements with lease and non-lease components are accounted for as a single lease component for all asset classes, which are comprised of real estate leases and equipment leases. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. ROU assets also include prepaid lease payments and exclude lease incentives received. The Company estimates contingent lease incentives when it is probable that the Company is entitled to the incentive at lease commencement. Since the Company's leases do not typically provide an implicit rate, the Company uses its incremental borrowing rate based upon the information available at commencement date for both real estate and equipment leases. The determination of the incremental borrowing rate requires judgment. The Company determines the incremental borrowing rate using the Company's current unsecured borrowing rate, adjusted for various factors such as collateralization and term to align with the terms of the lease. The Company elected the short-term lease recognition exemption for all leases that qualify. Therefore, leases with an initial term of 12 months or less are not recorded on the balance sheet; instead, lease payments are recognized as lease expense on a straight-line basis over the lease term.

The Company leases certain office space, data centers and equipment. The Company's leases have remaining terms of 3 months to 9 years. Certain leases contain renewal options for varying periods, which are at the Company's sole discretion. For leases where the Company is reasonably certain to exercise a renewal option, such option periods have been included in the determination of the Company's ROU assets and lease liabilities. Certain leases require the Company to pay taxes, insurance, maintenance, and other operating expenses associated with the leased asset. Such amounts are not included in the measurement of the lease liability to the extent they are variable in nature. These variable lease costs are recognized as a variable lease expense when incurred. Certain leases include options to purchase the leased asset at the end of the lease term, which is assessed as a part of the Company's lease classification determination. The depreciable life of the ROU asset and leasehold improvements are limited by the expected lease term unless the Company is reasonably certain of a transfer of title or purchase option.

At June 30, 2024, and 2023, the Company had operating lease assets of $53,981 and $43,662, respectively. At June 30, 2024, total operating lease liabilities of $59,604 were comprised of current operating lease liabilities of $8,454 and noncurrent operating lease liabilities of $51,150. At June 30, 2023, total operating lease liabilities of $50,269 were comprised of current operating lease liabilities of $9,776 and noncurrent operating lease liabilities of $40,493.

Operating lease assets are included within other non-current assets and operating lease liabilities are included with accrued expenses (current portion) and other long-term liabilities (noncurrent portion) in the Company's consolidated balance sheet. Operating lease assets were recorded net of accumulated amortization of $34,306 and $34,973 as of June 30, 2024, and 2023, respectively.

Operating lease costs for the fiscal years ended June 30, 2024, 2023, and 2022, were $10,598, $11,870, and $13,058, respectively. Total operating lease costs for the fiscal years ended June 30, 2024, 2023, and 2022, included variable lease costs of approximately $4,087, $3,608, and $2,325, respectively. Operating lease expense is included within cost of services, research and development, and selling, general and administrative expense, dependent upon the nature and use of the ROU asset, in the Company's consolidated statement of income.

For the fiscal years ended June 30, 2024, 2023, and 2022, operating cash flows for payments on operating leases were $9,306, $12,127, and $13,082, respectively, and ROU assets obtained in exchange for operating lease liabilities were $19,222, $2,368, and $2,407, respectively.

As of June 30, 2024, 2023, and 2022, the weighted-average remaining lease terms for the Company's operating leases were 78 months, 78 months, and 76 months, respectively, and the weighted-average discount rates were 2.70%, 2.14%, and 2.58%, respectively.

Maturity of Lease Liabilities under ASC 842

Future minimum rental payments on operating leases with initial non-cancellable lease terms in excess of one year were due as follows at June 30, 2024:

Due Dates	Future Minimum Rental Payments	
2025	$	10,377
2026		10,970
2027		10,455
2028		10,106
2029		7,548
Thereafter		17,667
Total lease payments	$	67,123
Less: interest		(7,519)
Present value of lease liabilities - lessee	$	**59,604**

Future lease payments include $5,464 related to options to extend lease terms that are reasonably certain of being exercised. At June 30, 2024, there were no material legally binding lease payments for leases signed but not yet commenced.

On September 30, 2023, the Company entered into an agreement with a third party to sublease a portion of its Elizabethtown, Kentucky facility. The commencement date of the sublease was October 1, 2023, and has a term of 57 months. Sublease income for the fiscal year ended June 30, 2024, was $550, and is included within revenue on the Company's condensed consolidated statements of income. There have been no indications of impairment related to the underlying right-of-use asset.

Minimum Sublease Payments

At June 30, 2024, the future total minimum sublease payments to be received were as follows:

Due Dates (fiscal year)	Future Minimum Sublease Receipts	
2025	$	873
2026		831
2027		856
2028		882
Total sublease receipts - lessor	$	**3,442**

NOTE 5.   PROPERTY AND EQUIPMENT

The classification of property and equipment, together with their estimated useful lives is as follows:

	June 30,		Estimated Useful Life
	2024	2023	
Land	$ **16,357**	$ 16,581	
Land improvements	**24,322**	24,251	5 - 20 years
Buildings	**133,835**	129,991	20 - 30 years
Leasehold improvements	**51,432**	51,125	5 - 30 years [1]
Equipment and furniture	**418,853**	394,507	3 - 10 years
Aircraft and equipment	**44,140**	41,400	4 - 10 years
Construction in progress	**12,298**	14,208	
Finance lease right-of-use asset [2]	**—**	312	
	701,237	672,375	
Less accumulated depreciation	**486,168**	466,711	
Property and equipment, net	$ **215,069**	$ 205,664	

[1] Lesser of lease term or estimated useful life

[2] Fully depreciated at June 30, 2023.

The change in property and equipment in accrued liabilities was an increase of $723 and $3,969 for the fiscal years ended June 30, 2024, and 2023, respectively. These amounts were excluded from capital expenditures on the statements of cash flows.

No material impairments of property and equipment were recorded in the fiscal years ended June 30, 2024, 2023, or 2022.

NOTE 6.   OTHER ASSETS

Goodwill

The carrying amount of goodwill for the fiscal years ended June 30, 2024, and 2023, by reportable segments, is as follows:

	June 30,	
	2024	2023
Core		
Beginning balance	$ **195,578**	$ 195,578
Goodwill, acquired during the year	**—**	—
Goodwill, adjustments related to dispositions	**—**	—
Ending balance	$ **195,578**	$ 195,578
Payments		
Beginning balance	$ **442,665**	$ 325,326
Goodwill, acquired during the year	**—**	117,339
Goodwill, adjustments related to dispositions	**—**	—
Ending balance	$ **442,665**	$ 442,665
Complementary		
Beginning balance	$ **166,554**	$ 166,554
Goodwill, acquired during the year	**—**	—
Goodwill, adjustments related to dispositions	—	—
Ending balance	$ **166,554**	$ 166,554

Goodwill acquired during fiscal 2024 and 2023 was $0 and $117,339, respectively. Goodwill consists largely of the growth potential, synergies and economies of scale expected from combining the operations of the Company with those of the entities or assets acquired, together with their assembled workforces. No goodwill has been assigned to the Company's Corporate and Other reportable segment.

Other intangible assets

Information regarding other identifiable intangible assets is as follows:

	June 30, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	$ 306,036	$ (249,279)	$ 56,757
Computer software	$ 1,533,622	$ (940,861)	$ 592,761
Other intangible assets:	$ 111,510	$ (89,359)	$ 22,151

	June 30, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	$ 306,036	$ (240,508)	$ 65,528
Computer software	$ 1,386,291	$ (820,577)	$ 565,714
Other intangible assets:	$ 108,826	$ (88,828)	$ 19,998

Customer relationships have useful lives ranging from 5 to 20 years.

Computer software includes cost of software to be sold, leased, or marketed of $178,588 and costs of internal-use software of $414,173 at June 30, 2024. At June 30, 2023, costs of software to be sold, leased, or marketed totaled $171,310, and costs of internal-use software totaled $394,404.

Computer software includes the unamortized cost of commercial software products developed or acquired by the Company, which are capitalized and amortized over useful lives generally ranging from 5 to 15 years. Amortization expense for computer software totaled $137,958, $123,210, and $105,036 for the fiscal years ended June 30, 2024, 2023, and 2022, respectively. There were no material impairments in fiscal years ended June 30, 2024, 2023, and 2022.

The Company's other intangible assets have useful lives ranging from 3 to 20 years.

Amortization expense for all intangible assets was $153,562, $142,006, and $126,835 for the fiscal years ended June 30, 2024, 2023, and 2022, respectively. The estimated aggregate future amortization expense for each of the next five years for all intangible assets remaining as of June 30, 2024, is as follows:

Years Ending June 30,	Computer Software	Customer Relationships	Other Intangible Assets	Total
2025	$ 131,962	$ 8,317	$ 6,378	$ 146,657
2026	110,330	7,952	5,535	123,817
2027	86,947	7,858	4,016	98,821
2028	61,414	7,821	1,314	70,549
2029	37,707	7,776	1,002	46,485

NOTE 7.   DEBT

The Company had $90,000 outstanding current maturities of long-term debt and $60,000 outstanding long-term debt at June 30, 2024, related to credit facilities. The Company had no outstanding current maturities of long-term debt and $275,000 outstanding long-term debt at June 30, 2023.

Credit facilities

On August 31, 2022, the Company entered into a five-year senior, unsecured amended and restated credit agreement that replaced a prior credit facility that was entered into on February 10, 2020. The credit agreement allows for borrowings of up to $600,000, which may be increased to $1,000,000 by the Company at any time until maturity. The credit agreement bears interest at a variable rate equal to (a) a rate based on an adjusted Secured Overnight Financing Rate ("SOFR") term rate or (b) an alternate base rate (the highest of (i) 0%, (ii) the Prime Rate for such day, (iii) the sum of the Federal Funds Effective Rate for such day *plus* 0.50% per annum and (iv) the Adjusted Term SOFR Screen Rate (without giving effect to the Applicable Margin) for a one month Interest Period on such day for Dollars *plus* 1.0%), plus an applicable percentage in each case determined by the Company's leverage ratio. The credit agreement is guaranteed by certain subsidiaries of the Company and is subject to various financial covenants that require the Company to maintain certain financial ratios as defined in the credit agreement. As of June 30, 2024, the Company was in compliance with all such covenants. The amended and restated credit facility terminates August 31, 2027. There was $60,000 and $95,000 outstanding under the amended and restated credit facility at June 30, 2024, and June 30, 2023, respectively.

Term loan facility

On May 16, 2023, the Company entered into a term loan credit agreement with a syndicate of financial institutions, with an original principal balance of $180,000. Borrowings under the term loan facility bear interest at a variable rate equal to (a) a rate based on an adjusted SOFR term rate or (b) an alternate base rate (the highest of (i) 0%, (ii) the Prime Rate for such day, (iii) the sum of the Federal Funds Effective Rate for such day *plus* 0.50% per annum and (iv) the Adjusted Term SOFR Screen Rate (without giving effect to the Applicable Margin) for a one month Interest Period on such day for Dollars *plus* 0.75%), plus an applicable percentage in each case determined by the Company's leverage ratio. The term loan credit agreement is guaranteed by certain subsidiaries of the Company and is subject to various financial covenants that require the Company to maintain certain financial ratios as defined in the term loan credit agreement. As of June 30, 2024, the Company was in compliance with all such covenants. The term loan credit agreement has a maturity date of May 16, 2025. There was $90,000 and $180,000 outstanding under the term loan at June 30, 2024, and June 30, 2023, respectively.

Other lines of credit

The Company has an unsecured bank credit line which provides for funding of up to $5,000 and bears interest at the prime rate *less* 1.0%. The credit line was renewed in May 2019 and modified in May 2023 to extend the expiration to April 30, 2025. There was no balance outstanding at June 30, 2024, or 2023.

Interest

The Company paid interest of $15,757, $14,776, and $1,788 during the fiscal years ended June 30, 2024, 2023, and 2022, respectively.

NOTE 8.   INCOME TAXES

The provision for income taxes consists of the following:

		Year Ended June 30,				
		2024		2023		2022
Current:						
Federal	$	**93,890**	$	125,622	$	59,390
State		**23,222**		30,505		18,089
Deferred:						
Federal		**(1,615)**		(40,218)		24,391
State		**706**		(7,981)		7,481
	$	**116,203**	$	107,928	$	109,351

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	June 30,	
	2024	2023
Deferred tax assets:		
Contract and service revenues	$ **21,985**	$ 18,186
Expense reserves and accruals (bad debts and compensation)	**16,123**	14,023
Leasing liabilities	**14,755**	12,462
Net operating loss and tax credit carryforwards	**2,155**	1,965
Other, net	**3,369**	2,916
Total gross deferred tax assets	**58,387**	49,552
Valuation allowance	**(108)**	(125)
Net deferred tax assets	**58,279**	49,427
Deferred tax liabilities:		
Property and equipment depreciation	**(26,689)**	(27,788)
Intangibles, software development, and research and development tax amortization	**(113,623)**	(136,045)
Contract and service costs	**(148,126)**	(119,201)
Leasing right-of-use assets	**(13,363)**	(10,824)
Total gross deferred liabilities	**(301,801)**	(293,858)
Net deferred tax liability	$ **(243,522)**	$ (244,431)

The following analysis reconciles the statutory federal income tax rate to the effective income tax rates reflected above:

	Year Ended June 30,		
	2024	2023	2022
Computed "expected" tax expense	**21.0** %	21.0 %	21.0 %
Increase (reduction) in taxes resulting from:			
State income taxes, net of federal income tax benefits	**3.8** %	3.7 %	4.3 %
Research and development credit	**(2.6)** %	(2.3) %	(2.0) %
Changes to prior year uncertain tax positions	**0.6** %	— %	— %
Other (net)	**0.5** %	0.3 %	(0.1) %
	23.3 %	22.7 %	23.2 %

As of June 30, 2024, the Company has state NOL and tax credit carryforwards with a tax-effected value of $110 and $2,045, respectively. The state loss and credit carryover have varying expiration dates, ranging from fiscal 2025 to 2044. Based on state tax rules which restrict utilization of these losses and tax credits, the Company believes it is more likely than not that $108 of these losses and tax credits will expire unutilized. Accordingly, valuation allowances of $108 and $125 have been recorded against the state net operating losses and tax credit carryforwards as of June 30, 2024, and 2023, respectively.

The Company paid income taxes, net of refunds, of $106,966, $145,862, and $60,553 in fiscal 2024, 2023, and 2022, respectively.

At June 30, 2024, the Company had $19,077 of gross unrecognized tax benefits, $17,222 of which, if recognized, would affect its effective tax rate. At June 30, 2023, the Company had $12,005 of gross unrecognized tax benefits, $10,453 of which, if recognized, would affect its effective tax rate. The Company had accrued interest and penalties of $3,351 and $1,872 related to uncertain tax positions at June 30, 2024, and 2023, respectively. The income tax provision included interest expense and penalties (or benefits) on unrecognized tax benefits of $1,132, $529, and $73 in the fiscal years ended June 30, 2024, 2023, and 2022, respectively.

A reconciliation of the unrecognized tax benefits for the fiscal years ended June 30, 2024, 2023, and 2022, follows:

	Unrecognized Tax Benefits
Balance at July 1, 2021	$ 8,762
Additions for current year tax positions	1,863
Additions for prior year tax positions	1,642
Reductions for prior year tax positions	(36)
Reductions related to expirations of statute of limitations	(3,241)
Balance at June 30, 2022	8,990
Additions for current year tax positions	2,570
Additions for prior year tax positions	2,433
Reductions for prior year tax positions	(350)
Reductions related to expirations of statute of limitations	(1,638)
Balance at June 30, 2023	12,005
Additions for current year tax positions	**3,924**
Additions for prior year tax positions	**4,672**
Reductions related to expirations of statute of limitations	**(1,524)**
Balance at June 30, 2024	**$ 19,077**

The U.S. federal income tax returns for fiscal 2021 and all subsequent years remain subject to examination as of June 30, 2024, under statute of limitations rules. The U.S. state income tax returns that remain subject to examination as of June 30, 2024, under the statute of limitation rules varies by state jurisdiction from fiscal 2016 through 2019 and all subsequent years. The Company anticipates that potential changes due to lapsing statutes of limitations and examination closures could reduce the unrecognized tax benefits balance by $3,000 — $7,000 within twelve months of June 30, 2024.

NOTE 9.   INDUSTRY AND SUPPLIER CONCENTRATION

The Company sells its products to banks, credit unions, and financial institutions throughout the United States and generally does not require collateral. Billings to clients are typically due 30 days from date of billing. Reserves are maintained for potential credit losses. Client-related risks are moderated through the inclusion of credit mitigation clauses in the Company's contracts and through the monitoring of timely payments.

In addition, some of the Company's key solutions are dependent on technology manufactured by third parties. Termination of the Company's relationship with one or more of these third parties could have a negative impact on the operations of the Company.

NOTE 10.   STOCK-BASED COMPENSATION

The Company's pre-tax operating income for the fiscal years ended June 30, 2024, 2023, and 2022, includes $28,873, $28,611, and $24,780, respectively, of equity-based compensation costs, of which $26,361, $26,427, and $22,703, respectively, relates to the restricted stock plans. Costs are recorded net of estimated forfeitures. The total income tax benefits from equity-based compensation for the fiscal years ended June 30, 2024, 2023, and 2022, were $4,495, $5,115, and $4,252, respectively. These income tax benefits included income tax net shortfalls from stock option exercises and restricted stock vestings of $184 for the fiscal year ended June 30, 2024, and income tax net excess benefits from stock option exercises and restricted stock vestings of $1,109 and $652 for the fiscal years ended June 30, 2023, and 2022, respectively.

On November 10, 2015, the Company adopted the 2015 Equity Incentive Plan ("2015 EIP") for its associates and non-employee directors. The plan allows for grants of stock options, stock appreciation rights, restricted stock shares or units, and performance shares or units. The maximum number of shares authorized for issuance under the plan is 3,000.

Stock option awards

Under the 2015 EIP, terms and vesting periods of the stock options are determined by the Human Capital & Compensation Committee of the Board of Directors when granted. The options granted under this plan are exercisable beginning three years after grant at an exercise price equal to 100% of the fair market value of the stock at the grant date. The options terminate upon surrender of the option, ninety days after termination of employment, upon the expiration of one year following notification of a deceased optionee, or 10 years after grant.

During fiscal 2024, there were no options granted, forfeited, or exercised, and at June 30, 2024, 12 options were outstanding at a weighted average exercise price of $87.27 with an aggregate intrinsic value of $920. During fiscal 2023, there were no options granted, forfeited, or exercised, and at June 30, 2023, 12 options were outstanding at a weighted average exercise price of $87.27. During fiscal 2022, there were no options granted or forfeited, and 10 options were exercised at a weighted average exercise price of $87.27 with a total exercise intrinsic value of $1,005. At June 30, 2022, 12 options were outstanding at a weighted average exercise price of $87.27. All remaining options were granted on July 1, 2016. At June 30, 2024, there was no compensation cost yet to be recognized related to outstanding options. All of the options are currently exercisable, with a weighted average remaining contractual term (remaining period of exercisability) of 2 years as of June 30, 2024.

Restricted stock unit and performance unit awards

With respect to awards of restricted stock units and performance units, it is the intention of the Company to settle the unit awards in shares of the Company's stock. Restricted stock unit awards (which are unit awards that have service requirements only and are not tied to performance measures) generally vest over a period of 1 to 3 years. Performance unit awards are awards that have performance measures in addition to service requirements.

The following table summarizes non-vested restricted stock unit awards and performance unit awards as of June 30, 2024, as well as activity for the fiscal year then ended:

Unit awards	Shares	Weighted Average Grant Date Fair Value		Aggregate Intrinsic Value
Outstanding July 1, 2021	294	$	160.22	
Granted[1]	135		178.60	
Vested	(71)		145.50	
Forfeited[2]	(55)		189.33	
Outstanding July 1, 2022	303		166.50	
Granted[1]	136		214.78	
Vested	(120)		159.10	
Forfeited[2]	(16)		186.35	
Outstanding July 1, 2023	303		190.08	
Granted[1]	**160**		**177.95**	
Vested	**(99)**		**170.25**	
Forfeited[2]	**(39)**		**194.11**	
Outstanding June 30, 2024	**325**	**$**	**189.68**	**$ 53,953**

[1]Granted includes restricted stock unit awards and performance unit awards with market conditions at 100% achievement.

[2]Forfeited includes restricted stock unit awards and performance unit awards forfeited for service requirements not met and performance unit awards not settled due to underachievement of performance measures.

Of the 160 unit awards granted in fiscal 2024, 97 were restricted stock unit awards and 63 were performance unit awards. The restricted stock unit awards were valued at the weighted average fair value of the non-vested units based on the fair market value of the Company's equity shares on the grant date, less the present value of expected future dividends to be declared during the vesting period, consistent with the methodology for calculating compensation expense on such awards.

24 of the performance unit awards granted in fiscal 2024 were valued at grant by estimating 100% payout at release and using the fair market value of the Company equity shares on the grant date, less the present value of expected future dividends to be declared during the vesting period. The payout at release of approximately half of these performance unit awards will be determined based on the Company's compound annual growth rate ("CAGR") for revenue (excluding adjustments) for the three-year vesting period compared against goal thresholds as defined in the award agreement. The performance payout at release of the other half of these performance unit awards will be determined based on the expansion of the Company's non-GAAP operating margin over the three-year vesting period compared against goal thresholds as defined in the award agreement. 35 of the performance unit awards have market conditions and were valued at grant using a Monte Carlo pricing model as of the measurement date customized to the

specific provisions of the Company's plan design. The remaining 4 performance unit awards had other performance targets. Per the Company's award vesting and settlement provisions, the performance unit awards that utilized a Monte Carlo pricing model were valued at grant on the basis of Total Shareholder Return ("TSR") in comparison to the compensation peer group made up of participants approved by the Human Capital & Compensation Committee of the Company's Board of Directors for fiscal year 2024. For fiscal years 2023 and 2022, TSR was in comparison to the compensation peer group comprised of the Standard & Poor's 1500 Software & Services Index ("S&P 1500 S&S Index") participant companies and other participants approved by the Human Capital & Compensation Committee of the Company's Board of Directors. TSR is defined as the change in the stock price through the performance period plus dividends per share paid during the performance period, all divided by the stock price at the beginning of the performance period.

The Monte Carlo inputs used in the model to estimate fair value at the measurement date and resulting values for these performance unit awards are as follows:

	Year Ended June 30,					
Monte Carlo award inputs:		**2024**		2023		2022
Compensation Peer Group:[1]						
Volatility		**25.6 %**		29.4 %		28.6 %
Risk free interest rate		**4.48 %**		2.96 %		0.32 %
Annual dividend based on most recent quarterly dividend	$	**2.08**	$	1.96	$	1.84
Dividend yield		**1.2 %**		0.9 %		1.1 %
Beginning average percentile rank for TSR		**74 %**		71 %		65 %

[1]For fiscal 2023 and 2022, S&P 1500 S&S Index participants were included in the compensation peer group.

At June 30, 2024, there was $21,655 of compensation expense that has yet to be recognized related to non-vested restricted stock unit and performance stock unit awards, which will be recognized over a weighted-average remaining contractual term of 1.02 years.

The fair values of restricted stock units and performance units at release totaled $16,544, $24,931, and $12,139 for the fiscal years ended June 30, 2024, 2023, and 2022, respectively.

NOTE 11.   EARNINGS PER SHARE

The following table reflects the reconciliation between basic and diluted earnings per share.

	Year Ended June 30,					
		2024		2023		2022
Net Income	$	**381,816**	$	366,646	$	362,916
Common share information:						
Weighted average shares outstanding for basic earnings per share		**72,867**		72,918		73,324
Dilutive effect of stock options, restricted stock units, and performance units		**158**		178		162
Weighted average shares outstanding for diluted earnings per share		**73,025**		73,096		73,486
Basic earnings per share	$	**5.24**	$	5.03	$	4.95
Diluted earnings per share	$	**5.23**	$	5.02	$	4.94

Per share information is based on the weighted average number of common shares outstanding for each of the fiscal years. Stock options, restricted stock units, and performance units have been included in the calculation of earnings per share to the extent they are dilutive. The two-class method for computing EPS has not been applied because no outstanding awards contain non-forfeitable rights to participate in dividends. There were 33 anti-dilutive weighted average shares excluded from the weighted average shares outstanding for diluted earnings per share for fiscal 2024, 10 shares were excluded for fiscal 2023, and 7 shares were excluded for fiscal 2022.

NOTE 12. EMPLOYEE BENEFIT PLANS

The Company established an employee stock purchase plan (the "Plan") in 2006. On January 1, 2024, the Plan was amended and restated, and allows substantially all associates the opportunity to directly purchase shares of the Company at 85% of the lesser of the fair market value, as defined by the Plan, of the Company's stock on the first trading day or on the last trading day of a three-month offering period, which represents an option. Prior to January 1, 2024, the Plan allowed substantially all associates the opportunity to directly purchase shares of the Company at 85% of the closing price of the Company's stock on or around the fifteenth day of each month. During the fiscal years ended June 30, 2024, 2023, and 2022, associates purchased 90, 84, and 80 shares under this plan at average prices of $137.78, $146.79, and $147.36, respectively. As of June 30, 2024, approximately 896 shares remained available for future issuance under the Plan. The Plan is considered compensatory, and beginning January 1, 2024, compensation expense is determined based on the option's grant date fair value as estimated by applying the Black-Scholes option-pricing model and is recognized over the offering period. Prior to January 1, 2024, the Company recorded the total dollar value of the stock discount given to associates under the plan as expense.

The Company has a defined contribution plan for its associates: the 401(k) Retirement Savings Plan (the "Plan"). The Plan is subject to the Employee Retirement Income Security Act of 1975 ("ERISA") as amended. Under the Plan, the Company matches 100% of full-time associate contributions up to 5% of eligible compensation. In order to receive matching contributions, associates must be 18 years of age and be employed for at least six months. The Company has the option of making a discretionary contribution; however, none has been made for any of the three most recent fiscal years. The total matching contributions for the Plan were $31,995, $29,308, and $28,259 for the fiscal years ended June 30, 2024, 2023, and 2022, respectively.

NOTE 13. BUSINESS ACQUISITION

Payrailz

On August 31, 2022, the Company acquired all of the equity interest in Payrailz. The final purchase price, following customary post-closing adjustments to the extent actual closing date working capital, cash, debt, and unpaid seller transaction expenses exceeded or were less than the amounts estimated at closing, was $230,205. Pursuant to the merger agreement for the transaction, $48,500 of the purchase price was placed in an escrow account at the closing, consisting of $2,500 for any final purchase price adjustments owed by the sellers, which amount was released to the sellers on December 15, 2022, in connection with post-closing purchase price adjustments, and $46,000 for indemnification matters under the merger agreement, which amount was released to the sellers on September 20, 2023.

The primary reason for the acquisition was to expand the Company's digital financial management solutions and the purchase was originally funded by our revolving line of credit (Note 7) and cash generated from operations. Payrailz provides cloud-native, API-first, AI-enabled consumer and commercial digital payment solutions and experiences that enable money to be moved in the moment of need.

Management has completed a purchase price allocation and assessment of the fair value of acquired assets and liabilities assumed. The recognized amounts of identifiable assets acquired, and liabilities assumed, based on their fair values as of August 31, 2022, and taking into account the post-closing purchase price adjustment described above, are set forth below:

Current assets	$ 1,851
Identifiable intangible assets	119,868
Deferred revenue	(8,104)
Total other liabilities assumed	(749)
Total identifiable net assets	112,866
Goodwill	117,339
Net assets acquired	$ 230,205

The goodwill of $117,339 arising from this acquisition consists largely of the growth potential, synergies, and economies of scale expected from combining the operations of the Company with those of Payrailz, together with the value of Payrailz's assembled workforce. The goodwill from this acquisition has been allocated to our Payments segment and $117,339 is expected to be deductible for income tax purposes.

Identifiable intangible assets from this acquisition consist of customer relationships of $6,109, computer software of $112,505, and other intangible assets of $1,254. The amortization period for acquired customer relationships, computer software, and other intangible assets is over a term of 15 years, 10 years, and 15 years, respectively.

Current assets were inclusive of cash acquired of $577. The fair value of current assets acquired included accounts receivable of $978, none of which were expected to be uncollectible.

NOTE 14.   REPORTABLE SEGMENT INFORMATION

The Company is a well-rounded financial technology company and is a leading provider of technology solutions and payment processing services primarily to community and regional financial institutions.

The Company's operations are classified into four reportable segments: Core, Payments, Complementary, and Corporate and Other. The Core segment provides core information processing platforms to banks and credit unions, which consist of integrated applications required to process deposit, loan, and general ledger transactions, and maintain centralized customer/member information. The Payments segment provides secure payment processing tools and services, including ATM, debit, and credit card processing services, online and mobile bill pay solutions, ACH origination and remote deposit capture processing, and risk management products and services. The Complementary segment provides additional software, hosted processing platforms, and services, including digital/ mobile banking, treasury services, online account opening, AML, and lending/deposit solutions that can be integrated with the Company's Core solutions, and many can be used independently. The Corporate and Other segment includes revenue and costs from hardware and other products not attributed to any of the other three segments, as well as operating expenses not directly attributable to the other three segments.

The Company evaluates the performance of its segments and allocates resources to them based on various factors, including performance against trend, budget, and forecast. Only revenue and costs of revenue are considered in the evaluation for each segment.

Immaterial adjustments between segments were made in fiscal 2024 to reclassify revenue and cost of revenue that was recognized in fiscal 2023. These reclasses were made to be consistent with the current allocation of revenue and cost of revenue by segment. Revenue reclassed for the fiscal year ended June 30, 2023, from Core to Corporate and Other was $7,119, from Payments to Corporate and Other was $30, and from Complementary to Corporate and Other was $307. Cost of revenue reclassed for the fiscal year ended June 30, 2023, from Core to Corporate and Other was $6,713, from Payments to Corporate and Other was $2,594, and from Complementary to Corporate and Other was $1,286.

| | Year Ended June 30, 2024 | | | | |
	Core	Payments	Complementary	Corporate and Other	Total
REVENUE					
Services and Support	$ 649,169	$ 84,655	$ 461,828	$ 80,302	$ 1,275,954
Processing	41,569	733,053	156,383	8,584	939,589
Total Revenue	690,738	817,708	618,211	88,886	2,215,543
Cost of Revenue	287,349	442,084	256,007	314,037	1,299,477
Research and Development					148,256
Selling, General, and Administrative					278,419
Total Expenses					1,726,152
SEGMENT INCOME	$ 403,389	$ 375,624	$ 362,204	$ (225,151)	
OPERATING INCOME					489,391
INTEREST INCOME (EXPENSE)					8,628
INCOME BEFORE INCOME TAXES					$ 498,019

	Year Ended June 30, 2023				
	Core	Payments	Complementary	Corporate and Other	Total
REVENUE					
Services and Support	$ 608,517	$ 79,788	$ 453,541	$ 72,855	$ 1,214,701
Processing	40,528	687,521	130,045	4,907	863,001
Total Revenue	649,045	767,309	583,586	77,762	2,077,702
Cost of Revenue	276,818	420,880	237,758	283,606	1,219,062
Research and Development					142,678
Selling, General, and Administrative					235,274
Total Expenses					1,597,014
SEGMENT INCOME	$ 372,227	$ 346,429	$ 345,828	$ (205,844)	
OPERATING INCOME					480,688
INTEREST INCOME (EXPENSE)					(6,114)
INCOME BEFORE INCOME TAXES					$ 474,574

	Year Ended June 30, 2022				
	Core	Payments	Complementary	Corporate and Other	Total
REVENUE					
Services and Support	$ 583,752	$ 83,810	$ 434,159	$ 54,644	$ 1,156,365
Processing	38,690	635,258	110,085	2,486	786,519
Total Revenue	622,442	719,068	544,244	57,130	1,942,884
Cost of Revenue	261,585	386,409	226,229	254,391	1,128,614
Research and Development					121,355
Selling, General, and Administrative					218,296
Total Expenses					1,468,265
SEGMENT INCOME	$ 360,857	$ 332,659	$ 318,015	$ (197,261)	
OPERATING INCOME					474,619
INTEREST INCOME (EXPENSE)					(2,352)
INCOME BEFORE INCOME TAXES					$ 472,267

The Company has not disclosed any additional asset information by segment, as the information is not generated for internal management reporting to the Chief Executive Officer, who is also the Chief Operating Decision Maker.

NOTE 15.   SUBSEQUENT EVENTS

Dividend

On August 23, 2024, the Company's Board of Directors declared a cash dividend of $0.55 per share on its common stock, payable on September 27, 2024, to stockholders of record on September 6, 2024.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

In this annual report, we present Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) and Return on Invested Capital (ROIC), Adjusted Revenue, Adjusted Operating Income, and Free Cash Flow which are non-GAAP financial measures. EBITDA, ROIC, Adjusted Revenue, Adjusted Operating Income, and Free Cash Flow represent performance measures and are not intended to represent liquidity measures. EBITDA, ROIC, Adjusted Revenue, Adjusted Operating Income, and Free Cash Flow should be used in addition to, and not a substitute for comparable financial measures computed in accordance with U.S. GAAP. We believe that EBITDA, ROIC, Adjusted Revenue, Adjusted Operating Income, and Free Cash Flow provide useful information to investors regarding the Company's performance and overall results of operations. EBITDA, ROIC, Adjusted Revenue, Adjusted Operating Income, and Free Cash Flow used by the Company may not be comparable to similarly titled non-GAAP measures used by other companies.

EBITDA is defined as net income attributable to the Company before the effect of interest expense, taxes, depreciation, and amortization. A reconciliation of EBITDA to net income, the most directly comparable GAAP financial measure is below:

EBITDA (amounts in thousands)

	FY2024	FY2023	FY2022
Net Income	$ 381,816	$ 366,646	$ 362,916
Net Interest	(8,268)	6,114	2,351
Depreciation and Amortization	199,904	190,726	177,624
Taxes	116,203	107,726	109,351
Total ITDA	307,839	304,768	289,326
EBITDA	$ 689,655	$ 671,414	$ 652,242

ROIC is defined as net income divided by average invested capital, which is the average of beginning and ending long-term debt and stockholders' equity for a period. A reconciliation to the most directly comparable GAAP financial measure is below:

Return on Average Shareholders' Equity (amounts in thousands)

	FY2024	FY2023	FY2022
Net Income	$ 381,816	$ 366,646	$ 362,916
Average Stockholders' Equity	1,725,437	1,495,066	1,350,457
Return on Average Shareholders' Equity	**22.1%**	**24.5%**	**26.9%**

ROIC (amounts in thousands)

	FY2024	FY2023	FY2022
Net Income	$ 381,816	$ 366,646	$ 362,916
Average Stockholders' Equity	1,725,437	1,495,066	1,350,457
Average Current Maturities of Long-term Debt	45,000	34	89
Average Long-term Debt	167,500	195,000	107,542
Average Invested Capital	**1,937,937**	**1,690,100**	**1,458,088**
ROIC	**19.7%**	**21.7%**	**24.9%**

Adjusted Revenue is defined as total GAAP revenue less deconversion revenue and revenue from acquisition; and Adjusted Operating Income is defined as total GAAP operating income less operating income from deconversions, plus VEDIP program expense and net loss on sale of assets. A reconciliation for Adjusted Revenue and Adjusted Operating Income to the most directly comparable GAAP financial measures is below:

(unaudited, in thousands)	Year Ended June 30,		% Change
	2024	2023	
GAAP Revenue**	$ 2,215,543	$ 2,077,702	6.66%
Adjustments:			
Deconversion revenue	(16,554)	(31,775)	
Revenue from acquisition	(1,945)	—	
NON-GAAP ADJUSTED REVENUE	$ 2,197,044	$ 2,045,927	7.4%
GAAP Operating Income	$ 489,391	$ 480,688	1.8%
Adjustments:			
Operating income from deconversions	(13,146)	(27,513)	
VEDIP program expense*	16,443	—	
(Gain)/loss on sale of assets, net	2,237	(4,567)	
NON-GAAP ADJUSTED OPERATING INCOME	$ 494,925	$ 448,608	10.3%
*Non-GAAP Adjusted Operating Margin***	22.5%	21.9%	
GAAP Net Income	$ 381,816	$ 366,646	4.1%

*The VEDIP program expense for the fiscal year ended June 30, 2024, was related to a Company voluntary separation program offered to certain eligible employees beginning in July 2023.

**Non-GAAP adjusted operating margin is calculated by dividing non-GAAP adjusted operating income by non-GAAP adjusted revenue. Operating Income Margin Expansion for Fiscal Year 2024 over Fiscal Year 2023 is 60 bps.

Free Cash Flow is defined as net cash from operating activities, less capitalized expenditures, internal use software, and capitalized software, plus proceeds from the sale of assets. A reconciliation for Free Cash Flow to the most directly comparable GAAP financial measures is below:

Calculation of Free Cash Flow (Non-GAAP) (in thousands)	**Year Ended June 30, 2024**
Net cash from operating activities	$ 568,041
Capitalized expenditures	(58,118)
Internal use software	(7,130)
Proceeds from sale of assets	904
Capitalized software	(167,175)
FREE CASH FLOW	$ 336,522

board of directors

David B. Foss
Executive Board Chair
Jack Henry & Associates, Inc. | Monett, Missouri

Matthew C. Flanigan
Vice Chair and Lead Director
Jack Henry & Associates, Inc. | Monett, Missouri

Former Executive Vice President and Chief Financial Officer
Leggett & Platt, Inc. | Carthage, Missouri

Thomas H. Wilson, Jr.
Managing Partner
DecisionPoint Advisors, LLC | Charlotte, North Carolina

Jacqueline R. Fiegel
Chairman/Central Oklahoma Region
Prosperity Bank | Houston, Texas

Thomas A. Wimsett
Founder and Chairman
Merchant's PACT, LLC | Louisville, Kentucky

Shruti S. Miyashiro
President and Chief Executive Officer
Digital Federal Credit Union | Marlborough, Massachusetts

Wesley A. Brown
President
Bent St. Vrain & Company, LLC | Denver, Colorado

Curtis A. Campbell
President, Global Consumer Tax, and Chief Product Officer
H&R Block | Kansas City, Missouri

Tammy S. LoCascio
Senior Executive Vice President and Chief Operating Officer
First Horizon Corporation | Memphis, Tennessee

Lisa M. Nelson
President, International
Equifax, Inc. | Atlanta, Georgia

executive officers

David B. Foss
Executive Board Chair

Greg R. Adelson
President and Chief Executive Officer

Mimi L. Carsley
Chief Financial Officer and Treasurer

Shanon G. McLachlan
Senior Vice President and Chief Operating Officer

Craig K. Morgan
General Counsel and Secretary

Renee A. Swearingen
Senior Vice President, Chief Accounting Officer, and Assistant Treasurer



annual meeting

The annual meeting of shareholders will be held on **Tuesday, November 12 at 11 a.m. CT** at Jack Henry & Associates' Corporate Headquarters in Monett, Missouri.

Form 10-K

A copy of the company's Form 10-K is available upon request to the Chief Financial Officer at the corporate headquarters address or from our website at jackhenry.com.

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3078



663 Highway 60
P.O. Box 807
Monett, MO 65708

p. 417.235.6652
f. 417.235.4281

jackhenry.com